FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

November 19, 2002

PEREZ COMPANC S.A.

(formerly PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084) Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 – F or Form 40 – F.)

Form 20 – F X Form 40 – F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934.)

Yes No X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 – 2(b):82 N/A

EXHIBIT		PAGE
A.	Attached hereto as Exhibit A are the Perez Companc S.A. ´ s Financial Statements and Summary of Events as of September 30, 2002.	3

EXHIBIT A

Attached hereto as Exhibit A are the Perez Companc S.A. ´ s Financial Statements and Summary of Events as of September 30, 2002.

PEREZ COMPANC S.A.

Financial Statements and Summary of Events

as of September 30, 2002 and 2001

Independent Public Accountant ´ s Report

PEREZ COMPANC S.A.

SUMMARY OF EVENTS

FOR THE NINE – MONTH PERIOD ENDED

SEPTEMBER 30, 2002

(Not covered by the Auditor ’ s Report)

MACROECONOMIC OVERVIEW

International

During 2002 third quarter, the behavior of the world economy was anodyne. Growth in the main countries was positive though its sustainability remains quite doubtful. The US recovery, insinuated in the previous quarter, appears to have slowed down and stagnated. Several key indicators such as industrial production and consumers ’ confidence fell while stock exchange indexes continued a downward trend validating new floors. Government spending and consumption of durable goods in addition to residential real estate investments, leveraged by low interest rates, appear to support a reduced growth, both in quantitative and qualitative terms, compared to previous years.

The Euro remained stable against the dollar throughout the quarter, perceptibly appreciated compared to last year. The European economic growth was low, limited by Maastricht restrictions on fiscal policy and the European Central Bank rigidity in connection with the monetary policy which prevents a more effective countercyclical action. Some problems at German banks are a sign of alert for the future. In addition, positive steps were taken to welcome ten additional members in the European Union. The Japanese government continues to face major political obstacles to solve the banks ’ problem of bad loans and implement successful policies designed to reverse deflation. The yen appreciation against the dollar was lower.

Oil price maintained its upward trend, only corrected late in October, as a consequence of the growing world tension in the light of a probable attack on Irak, promoted by President Bush in the context of the war against terrorism. Demand, however, remains weak vis à vis an increasingly generous supply. This fact does not validate the price level reached. Though the OPEC decided to maintain production quotas, this decision had a marked psychological effect on the market, since excess production estimated for September exceeds 10% of the quotas.

Argentina

The economic situation in Argentina significantly improved over the last few months though the current stability is still at risk. The exchange rate stopped rising and reduced its volatility. The Central Bank (BCRA), in turn, had a successful intervention in the exchange market that resulted in increased reserves. The Central Bank reserves remained in the range of US$ 9 – 10 billion. Interest rates, still high, perceptibly decreased and time deposit terms extended. Withdrawal of bank deposits stopped and voluntary time deposits increased, even with money from the "corralón" (rescheduled deposits). The National Government, in turn, succeeded in halting impeachment against the Supreme Court, which is of the essence to limit court rulings allowing depositors to withdraw their money (still pending solution) and show a more reliable monetary scheme. Negotiations with the IMF progressed and though differences still exist, a provisional agreement is very likely to be reached in November. Restructuring of utility rates and start of conversations with defaulted public debt creditors are still pending.

Latin America

In Brazil, as from September and after a short period of calm resulting from the announcement of the agreement with the IMF, exchange turbulences regained intensity affected by the final stretch in Brazil Presidential election race won by Lula and the interrupted recovery of world economy. The crisis complicated refinancing of public debt and also of foreign private debt. Consequently, costly partial refinancing with shorter terms had to be implemented. The significant appreciation of the Real throughout the year had a positive effect on the foreign sector. Consequently, a US$8 billion record balance of trade surplus was achieved accumulated as of September, and the current account deficit significantly reduced. In contrast, fiscal accounts deteriorated considerably and the public debt/GDP ratio rose although the primary surplus goals set by the IMF were fully exceeded. In addition, the rise in the exchange rate caused an upsurge of inflation and put the annual goal at risk. The reference rate was surprisingly increased by the Central Bank by three percentage points to halt this process. President – elect Lula promised to abide by the commitments assumed by Brazil in terms of public debt and primary fiscal surplus. Within a crisis context, growth expectations fell to below 1% for 2002.

In Venezuela, confrontation between Chávez Administration and the opposing parties worsened. The "Coordinadora Democrática" succeeded in channeling the opposing parties into a democratic alternative to organize a referendum on early elections. The economic situation deteriorated significantly during the second quarter, with an approximately 10% drop in the GDP, and unemployment rate rose. The GDP drop for 2002 might exceed 6%. The fiscal situation, in turn, worsened since the Government was not able to refinance all maturities due to investors ’ greater risk aversion and the significant capital flight stemming from institutional uncertainty. In spite of the constant increase in oil production over the last few months and the high crude oil price, in order to offset the drop in revenues resources in the Macroeconomic Stabilization Fund had to be used, investments were reduced and increased devaluation was implemented. This caused a strong upsurge of inflation.

Management ’ s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

The Company ’ s activities developed around the following main axes which have caused or will cause an impact on the results of operations:

– New Argentine economic scenario

In December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade. The obligation was established to deposit with Argentine banks foreign currency from exports, as long as no prior exemption mechanisms were in place. Exporters were allowed not to deposit with Argentine banks the funds from exports used to settle exports prefinancing.

Later, the Federal Government declared the default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform ("Public Emergency Law") that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

The Argentine Government amended the charter of the Banco Central de la República Argentina ("BCRA"). Accordingly, the BCRA was authorized to print money without the restrictions imposed by the previous Convertibility Law. This new regime also allows the BCRA to grant short – term loans to the Federal Government for amounts not exceeding 10% of the Federal Government revenues during the previous 12 months, act in the capacity of lender – of – last – resort and provide financial assistance to financial institutions requiring the same.

In this context, the main effects on the Company ’ s financial and cash flow position have been the following:

  Argentine Peso Devaluation

Under the provisions of the Public Emergency Law, the BCRA established an "official" exchange system, mainly for exports, certain imports, and bank loans, and a "freely floating" exchange market for the rest of the transactions. The "official" exchange rate was fixed at P$ 1.40 to US$ 1, and the "freely floating" exchange rate as of the close of business of the first day the exchange market reopened, ranged from P$ 1.60 to P$ 1.70 to US$ 1 (selling rate). For the purpose of supporting the peso exchange rate, the BCRA intervened several times through the sale of United States dollar – denominated reserves. On February 3, the Federal Executive announced the replacement of the dual exchange market by a single floating exchange rate for all operations. As of September 30, 2002, the exchange rate was P$3.75 to US$/1.

The effects of the significant Argentine peso devaluation on the foreign currency net monetary positions of the Company and its affiliates for the nine and three – month periods ended September 30, 2002 accounted for net losses in the amount of P$9,583 million and P$246 million, respectively. Under Argentine GAAP, as of September 30, 2002, the Company capitalized on certain assets the exchange differences resulting from specific financing in the amount of P$70 million. In such respect, capitalization of exchange differences represents an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by restatement in constant pesos of the assets indicated above.

  Effects of Inflation

As a result of the Argentine peso devaluation in January 2002, inflation rate in Argentina started to rise quickly and significantly. In the nine – month period of 2002 consumer and wholesale price indexes increased 39.7% and 121%, respectively.

Considering the Argentine economy no longer presents a monetary stability context, the Argentine GAAP in force require that financial statements be inflation adjusted. On March 6, 2002 the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Resolution MD No. 3/2002 that provided, among other aspects, the reinstatement of the adjustment – for – inflation method for fiscal years or interim periods ending as from March 31, 2002, and that the accounting measurements restated based on the change in the purchasing power of the Argentine peso until the adjustments were interrupted as well as those whose original dates fall within the stability period be considered as stated in December 2001 currency.

The CNV (National Securities Commission), through General Resolution No.415 dated July 25, 2002, required that information adjusted for inflation should be disclosed in the financial statements to be filed subsequent to the date on which such regulation became effective.

Financial statements for the third quarter of the year 2001, presented for comparative purposes, were restated in September 30, 2002 currency. The price index applicable for restatement of financial statements and for measuring results in constant currency is a general wholesale price index and therefore does not reflect any specific variation in the price of the products and services sold by the Company and which represent the Company ’ s core business. Consequently, variations in gains (losses) for the period measured with an inflation – adjusted accounting model include positive or negative price relative variations subject to the fact that variations in specific indexes, including applicable exchange rates, be higher or lower than the general price variation.

In the nine and three – month periods ended September 30, 2002 adjustment for inflation accounted for P$6,059 million and P$965 million net gains, respectively, which mitigated the impact of the beforementioned nominal losses resulting from exchange differences.

  Foreign currency translation

The Company ’ s foreign transactions are converted into US dollars since this is the functional currency for such transactions and subsequently they are translated into pesos at the closing exchange rate. Gains (losses) from remeasurement as well as translation is charged to income in the financial income (expense) and holding gains (losses) account. For disclosure purposes, gains (losses) from remeasurement and translation are disclosed in real terms, net of inflation adjustment.

Remeasurement and translation into Argentine currency of foreign non – monetary assets and liabilities accounted for a P$3,049 million net gain in the nine – month period of 2002 while a P$924 million net loss in the third quarter of 2002.

  Tax on Exports

Effective as of March 1, 2002, the Argentine Government imposed a 20% tax on crude oil exports and a 5% tax on exports of certain oil by – products. These taxes were levied on the Company ’ s products shipped as from April 1, 2002. Subsequently, on May 13, 2002, the 20% tax on exports was extended to other hydrocarbons such as diesel oil and LPG. This tax on exports resulted in reduced margins for the Company in terms of US dollars as from the second quarter of 2002.

  Price Stabilization and Supply

For the purposes of lessening inflationary pressures generated by the significant Argentine peso devaluation, the Argentine Government, in addition to exerting express political pressure, issued a set of regulations aimed at controlling the increase in prices to final clients, which regulations were particularly focused on the energy sector. To such respect, under the Public Emergency Law the Company may not increase the price of the energy and gas sold in the domestic market, especially in connection with sales agreements entered into with utility companies and companies selling energy in the spot market. The Company is currently renegotiating the terms of gas and electricity sales agreements entered into with industrial clients so as to adjust prices to meet new economic conditions.

The Company ’ s results might be negatively affected if the Argentine Government issues additional decrees or exerts political pressure to limit price increases or controls exports or applies its regulatory emergency authority to fix prices or passes other laws to stabilize prices or supply.

  De – dollarization of utility rates

The Public Emergency Law provided for the de – dollarization of utility rates and elimination of indexing clauses, the rates being established in pesos at the P$ 1 = US$ 1 exchange rate. In addition, the Federal Executive is empowered to renegotiate contracts whose subject – matter is the rendering public utility services, with due consideration to the following criteria: (i) the impact of rates on economic competitiveness and distribution of income, (ii) service quality and investment plans, when such are parameters stipulated in the contract, (iii) the interest of users and their access to services, (iv) the safety of systems involved, and (v) the profitability of utility companies.

On February 12, 2002, the Federal Executive issued Decree No.293 whereby the Ministry of Economy (MECON) was required to renegotiate utility companies ’ concession contracts. The MECON has started conversations with companies providing public works and services but the outcome of such conversations may not be foreseen.

  Additional Provisions

  De – dollarization of US dollar – denominated deposits with Argentine financial institutions at the P$ 1.40 – to – US$ 1 exchange rate, and of all US dollar – denominated obligations assumed in Argentina as of January 6, 2002, at the P$ 1 – to – US$ 1 exchange rate. Deposits and loans switched into pesos will be subsequently adjusted by a "benchmark stabilization coefficient" (CER) plus a minimum interest rate for deposits and a maximum interest rate for loans granted by the financial system, both rates set by the BCRA;

  Rescheduling of bank deposits and continuing restrictions on withdrawals of deposits with financial institutions;

  The Federal Government will deliver to the banks bonds denominated in pesos and in US dollars to compensate for the losses resulting from the de – dollarization of loans and obligations mentioned above;

  De – dollarization of all private agreements entered into as of January 6, 2002, at the P$ 1 – to – US$ 1 exchange rate, and subsequent adjustment thereof by the under the same conditions indicated in (a) above; if the services became expensive and the parties failed to reach an agreement, determination of a fair value may be requested at court. Adjustment provisions may not be applied to any obligations subsequent to such law;

  The BCRA ’ s prior authorization will be required to make transfers abroad in connection with financial loan services, except those granted by international organizations or governmental credit agencies, and dividend distributions, regardless of the payment method (such payments may be made with funds freely – available abroad). However, this requirement does not apply to financing payments subsequent to February 11, 2002;

  Income – tax deduction of the exchange differences resulting from applying the new exchange rate on the net position of assets and liabilities denominated in foreign currency as of January 6, 2002, in the amount of 20% per annum over the five fiscal years ending after the effective date of the Law.

  Situation of interest in utility companies

The new scenario after enactment of the Public Emergency Law deeply changed the financial equation of utility companies. Particularly, the tremendous effect of the devaluation, within a context where revenues remained fixed as a consequence of de – dollarization of rates, affected the financial and cash flow position of companies as well as their ability to comply certain loan covenants. This situation extremely conditioned the financial ability to comply with obligations. Therefore, Ciesa and Transener declared their default and intend to restructure their debt.

The effects generated by the measures adopted by the Argentine Government on the financial statements of CIESA, TGS, Transener and Citelec were recognized according to the assessments and estimates conducted by the management of such companies. Actual future results may differ from the assessments and estimates conducted by management and the differences may be significant. Therefore, the financial statements of such companies may not report all adjustments that could arise from such situation.

As of September 30, 2002, CIESA, TGS, Transener and Citelec reported a positive shareholders ’ equity after capitalizing not only exchange differences resulting from direct financing, in line with the method applied by the Company, but also by capitalizing other permitted exchange differences. For the purposes of consolidating the criterion applied, prior to calculation of the related values under the equity method the Company made the related adjustments.

On the basis of the above and capitalizing only exchange differences related to direct financing, the interest in Ciesa would have represented a negative shareholders ’ equity of 183, calculated under the equity method. However, and since the Company did not assume commitments to making capital contributions or providing financial assistance to its affiliates, such shareholding was valued at zero value, limiting the recognition of related losses to such book value. The Company will not book income (loss) until the related value, calculated under the equity method, results in a positive shareholders ’ equity again.

Considering all the uncertainties affecting the business of utility companies, as of September 30, 2002, the Company disclosed income (loss) arising from the direct and indirect interests in TGS, including such interest related to Ciesa, and in Citelec as non – operating income (loss), and did not segregate the related operating portion. Such criterion will be maintained so long as there are uncertainties regarding the future evolution of such business. In the nine and three – month periods of 2001, operating income from interest in Ciesa, TGS and Citelec totaled P$218 million and P$71 million, respectively.

  Equity in earnings of affiliates

In 2002 fiscal year, the Company changed the method for disclosing equity in earnings of affiliates and consolidated it with the method applied to disclose income (loss) from the Company ’ s own operations. To such respect, as from January 1, 2002 the Company ’ s equity in financial income (expense) and holding (gains) losses and income tax of affiliates, as well as in income (loss) from transactions or facts related to the Company ’ s ordinary course of business but of an infrequent nature is disclosed as non – operating income. The Company believes this method will result in an improved analysis and understanding of operating income.

  Divestment of non – core assets

The change in Perez Company ’ s controlling shareholder, as a result of the acquisition of a 58.6% equity interest by Petrobras Participacoes, SL, a wholly owned subsidiary of Petroleo Brasileiro S.A. – PETROBRAS ("Petrobras"), represents a major milestone in the Company ’ s strategy aimed at business concentration.

The agreements executed in connection with the transfer of Perez Company ’ s controlling equity interest granted Petrobras an option based on which if within 30 days after closing of the sale of Pecom Energía ’ s shares the Company did not consummate the sale of assets related to the farming, forestry and mining businesses, Petrobras would be entitled but not obliged to cause the seller to acquire such assets in the amount of US$190 million, or in the event any of such assets were sold, in the amount resulting from deducting from such sum the sales price so received. Since this option is granted in favor of purchaser, The Company will be entitled to sell the assets mentioned above to any third party or keep them in its business portfolio if deemed appropriate by the Company ’ s Management.

As of September 30, 2002 The Company sold its farming and mining businesses. In July 2002, The Company sold Anglogold its 46.25% indirect equity interest in Cerro Vanguardia S.A., in addition to related assets. The transaction price amounted to US$90 million. The operation accounted for a P$123 million gain. In September 2002, The Company sold Argentina Farmland Investors LLC its 100% equity interest in Pecom Agropecuaria S.A. ’ s capital stock. The transaction amounted to US$53 million, accounting for a P$27 million gain. Certain administrative formalities are required to be completed under the stock purchase agreement.

In addition, as of September 30, 2002 the Company was negotiating the sale of forestry assets. Taking into account the Company ’ s own evaluations as regards the probable sales price of such assets in the current Argentine macroeconomic scenario, the Company deemed it prudent to set up a provision to adjust book value of such assets to probable market value. Consequently, as of September 30, 2002 the Company recorded a P$120 million loss.

All these transactions helped enhance the quality of the Company ’ s assets portfolio and move forward with the strategy involving concentration on the Company ’ s core business: Energy.

  Association Agreement in San Carlos and Tinaco areas

In October 2002, the Company subscribed an association agreement with Teikoku Oil Co. Ltd., whereby it transferred 50% of its rights and obligations inherent to gas production in San Carlos and Tinaco exploratory areas located in Cojedes, Venezuela.

The Transfer of Interest Agreement, which is subject to approval by the Venezuelan Ministry of Energy and Mines, provides for an initial cash payment of US$1 million and a subsequent disbursement of US$2 million for the financing of the exploratory investments program in the Tinaco area in relation with geological studies, 2D seismic shooting and 2D seismic evaluation and interpretation. The companies participating in the joint business agreed to start exploration of 200 Km. of 2D seismic lines in the Tinaco area by the end of 2002. Furthermore, in the event a joint commercial development in such area is agreed upon, Pecom Energía S.A. will receive a supplementary payment in the amount of US$3 million.

Taking into account the exploration investments previously made, the Company recognized a loss of approximately P$38 million.

  Renegotiation of debt resulting from acquisition of a 10% interest in Distrilec Inversora S.A. ("Distrilec").

In June 1999, the Company acquired a 10% equity interest in Distrilec in the amount of US$101 million. Payment was made by means of a promissory note maturing in June 2002 at a 7% p.a. fixed rate.

On the promissory note maturity date, the Company and the bondholders put forward opposing interpretations as to whether de – dollarization regulations under the Public Emergency and Exchange System Reform Law in connection with obligations to pay a sum certain in money denominated in foreign currency were applicable to such debt. To such respect, the Company initiated a mediation process to reach an agreement whereby payment would be effected.

Within the framework of such negotiations, the parties agreed on a proposal involving reciprocal concessions that would result in the settlement of the dispute. Pursuant to the terms and conditions of such proposal, the parties acknowledge a debt in the amount of US$101 million to be cancelled by delivering Pecom Energía S.A. ’ s corporate notes. The first principal repayment in the amount of US$10 million will be made in December 2002 and the principal balance will be paid in June 2011, at an annual rate equal to LIBOR plus a spread of 100 basis points. The proposal ’ s contractual provisions will only be valid and binding upon the parties provided certain conditions are met within a term of 40 consecutive days, such conditions including approval of the proposal terms and conditions by the respective Boards of Directors.

Taking into account the new elements provided during the course of the mediation and considering such elements clearly indicate the probable outcome of the dispute, as of September 30, 2002, the Company recorded the debt according to the terms and conditions of the proposal mentioned above. Considering the debt was valued at P$105 million as of June 30, 2002, the dollarization of the debt accounted for a P$288 million loss from exchange differences in 2002 third quarter.

Analysis of Results of Operations – 2002 third quarter compared to 2001 third quarter

The table below shows the Company ’ s results of operations for the three – month periods ended September 30, 2002 and 2001:

Net Income: Net income for the third quarter of 2002 accounted for a P$47 million loss compared to a P$59 million gain in 2001 third quarter. Such loss was mainly attributable to: (i) renegotiation of the terms of the debt in connection with the purchase of a 10% interest in Distrilec accounting for a P$288 million loss (ii) non – operating losses mainly derived from impairment of assets, mitigated by disinvestments of non – core assets. Conversely, and as an indication of an improved operating performance, gross profit increased P$122 million.

Net sales: Net sales increased P$228 million to P$1,167 million in 2002 third quarter from P$939 million in 2001 third quarter, primarily due to the significant rise in the price of the main commodities. In the prevailing inflationary scenario, the price of the main products significantly increased in real terms on the basis of dollar – denominated cash flows from foreign operations and the alignment of domestic prices with export reference prices. In such respect, in the three – month period ended September 30, 2002, the price of crude oil, styrene and polystyrene increased 54.3%, 100.2% and 47.4%, respectively, in terms of Argentine pesos. Through the implementation of an active export – directed trade policy, the limitations imposed by a recessive domestic market were successfully offset. In 2002 third quarter, sales for the Oil and Gas Exploration and Production business segment increased P$171 million (including a P$110 million increase in intercompany sales) while sales for the Petrochemical and Refining business segments increased P$94 million and P$127 million, respectively. In contrast, sales revenues for the Electricity segment declined P$22 million.

Gross Profit: Gross profit increased P$122 million to P$444 million in 2002 third quarter from P$322 million in 2001 third quarter, mainly as a result of the P$66 million and P$66 million increases in the Oil and Gas Exploration and Production and Petrochemicals business units, respectively, attributable to improved marketing margins in terms of Argentine pesos as a result of the Argentine peso devaluation.

Operating income: operating income decreased P$6 million or 1.8% in the third quarter of 2002 to P$326 million from P$332 million in the third quarter of 2001. As described in "Situation of Interest in Utility Companies", in this period the Company did not record equity in operating earnings of CIESA, TGS, Edidesca and Citelec. In the same period of previous year, direct and indirect interest in TGS accounted for a P$62 million gain and interest in Citelec accounted for a P$15 million gain. Without considering income from such investments in the same period of previous year, operating income increased P$71 million, mainly boosted by increases recorded in (i) Petrochemicals, P$66 million and (ii) Oil and Gas Exploration and Production, P$ 39 million, both attributable to increased marketing margins of the main commodities in terms of Argentine pesos (oil and certain petrochemical products, especially styrene and polystyrene), as a consequence of dollar – denominated cash flows from foreign operations and the alignment of domestic prices with export reference prices.

In contrast, the Hydrocarbon Marketing and Transportation and Electricity business segments, without considering operating income of TGS and Transener for the same period of previous year, declined P$13 million and P$44 million respectively, reflecting the impact of:

  A P$26 million drop in equity in earnings of Edesur, attributable to the change in the economic – financial equation resulting from de – dollarization of utility rates and elimination of indexation clauses in a Argentine peso sharp devaluation scenario.

  Decline in electricity generation margins, as a result of contract de – dollarization and, to a lesser extent, a shrinkage in energy demand.

Operating income for each business segment for the third quarters of 2002 and 2001 is broken down as follows:

Other income, net: Other income, net recorded P$75 million and P$65 million losses, respectively. In the period under review, losses were primarily attributable to the following: (i) reduction in value of the Forestry business and the San Carlos Area in the amount of P$120 million and P$38 million, respectively and ii) P$31 million for contingencies related to OCP contractual commitments in connection with the future production of Block 31, in Ecuador, derived from delays in the area development plan on account of a global reduction in the Company ’ s investment plan and (iii) P$9 million for tax on banking transactions. Conversely, and partially offsetting such effects during the period under review, the sale of Cerro Vanguardia S.A and Pecom Agropecuaria S.A. accounted for P$123 million and P$27 million gains, respectively. The loss recorded in the same period of previous year was mainly attributable to impairment of Pampa del Castillo – la Guitarra Area assets in the amount of P$66 million.

Equity in non – operating earnings of affiliates: Equity in non – operating earnings of affiliates accounted for a P$119 million gain in 2002 third quarter, which includes P$6 million and P$17 million from equity in operating earnings of TGS and Citelec (see "Situation of Interest in Utility Companies"). Excluding such effect, equity in non – operating earnings of affiliates accounted for a P$96 million gain, primarily determined by adjustment for inflation on the significant net borrowing monetary positions of such companies and the pertinent exchange differences on such monetary positions. Such differences which were positive in the quarter under review due to the exchange rate appreciation offset the impact of related financial costs. In the same period of previous year, equity in non – operating earnings of affiliates recorded a P$73 million loss, determined by the impact of the respective financial liabilities and income tax.

Financial income (expense) and holding gains (losses): Financial income (expense) and holding gains (losses) increased P$287 million, totaling a P$408 million loss compared to a P$121 million loss in 2001 quarter, primarily attributable to: (i) a P$924 million loss as a result of translating into pesos foreign physical assets and investments, since in 2002 quarter the US dollar exchange rate variation was lower than the evolution of the price index applicable for measuring results in constant currency; (ii) a P$288 million loss for renegotiation of the debt in connection with the acquisition of a 10% interest in Distrilec, and (iii) a P$66 million increase in net interest to P$169 million from P$103 million in line with the significant increase in average indebtedness, primarily US dollar – denominated indebtedness. In contrast, the significant borrowing monetary position resulted in a P$965 million gain from exposure to inflation which offset nominal losses resulting from exchange differences and interest.

Oil and Gas Exploration and Production

Operating income: Operating income for this business segment increased 20.4% to P$230 million in 2002 third quarter from P$191 million in 2001 third quarter. This increase is mainly attributable to a significant rise in oil sales international prices and to the Argentine peso devaluation in real terms.

Operating income for this business segment is broken down as follows:

Net Sales: Net sales for this business segment increased 31.7% to P$711 million in 2002 third quarter from P$540 million in 2001 third quarter, primarily due to higher sales prices derived from the Argentine peso devaluation.

Combined oil and gas sales declined 8.6% to 176.0 thousand BOE/d in 2002 third quarter from 192.5 thousand BOE/d in 2001 third quarter. Oil sales volumes decreased 7.2% to 121 thousand barrels per day in 2002 third quarter. Gas sales volumes decreased 11.5% to 330 million cubic feet per day in 2002 third quarter.

During 2002 third quarter, the average price, including the effects of hedging operations, of crude oil (1) freely available to the Company and (2) extracted by the Company under service agreements with price fixing methods according to international reference prices, increased 54.3% to P$58.0 per barrel from P$37.6 per barrel. The increase in Argentine pesos is mainly due to the Argentine peso devaluation. The Company ´ s hedging policy accounted for an opportunity cost of P$111 million and P$97 million, respectively.

Argentina

Oil and Gas Exploration and Production net sales in Argentina increased 29.6% to P$434 million from P$335 million in 2001 quarter.

This increase derives from a significant 63% rise in sales prices partly offset by a 9.4% drop in sales volumes.

Oil price per barrel increased to P$67.6 from P$41.3 in 2001 quarter. In such respect, by taking export parity as a reference, the effects of the strong Argentine peso devaluation were passed through to domestic prices, resulting in the recovery of domestic market prices that had already started in the second quarter of this fiscal year. Tax on crude oil exports accounted for a P$29 million lower revenue in the period under review.

Crude oil daily sales volumes declined 9.4% to 63.0 thousand barrels from 69.5 thousand barrels. The 2001 third quarter includes sales attributable to Pampa del Castillo – La Guitarra area which was sold in October 2001. Excluding Pampa del Castillo – La Guitarra, crude oil sales volumes increased 4.0% compared to 2001 quarter.

Natural gas sales revenues dropped to P$44 million from P$71 million in 2001 quarter. Daily sales volumes decreased 14.7% to 256.7 million cubic feet as a consequence of reduced investments in the gas areas. Sales prices decreased 28.4% to P$1.84 per thousand cubic feet from P$2.57 per thousand cubic feet, in line with the Public Emergency Law provisions that limit the possibility of increasing the price of gas sold in the domestic market, mainly as regards sales agreements entered into with utility companies. The Company, however, renegotiated the terms and conditions of certain gas sales agreements, especially those corresponding to exporting clients, and the prices of said agreements were adjusted to meet the new economic conditions.

Foreign Countries

Combined oil and gas sales in foreign countries increased 35.1% to P$277 million in 2002 third quarter from P$205 million in 2001 third quarter. Total oil and gas sales volumes decreased 3.6% to 70.2 thousand BOE/d.

Venezuela

Oil and gas sales increased 9.3% to P$152 million in 2002 third quarter from P$139 million in 2001 third quarter. During the third quarter, a provision was set up for the increase in the rate of royalties in connection with the third round agreements resulting from disputes related to the new Hydrocarbons Law. The provision for the 79.6% increase in the rate of royalties (from 16.7% to 30%) for the three quarters of 2002 was recorded in 2002 third quarter and resulted in lower sales in the amount of P$32 million, awaiting closing of negotiations with PDVSA. The average price per barrel increased 19.0% to P$36.7 from P$30.8 in 2001 third quarter.

Daily sales volumes of oil equivalent decreased 3.3% to 50.1 thousand barrels from 51.8 thousand barrels in 2001 period as a result of the field natural decline on account of reduced investments.

Bolivia

In Bolivia, oil and gas sales increased 23.8% to P$26 million in 2002 third quarter from P$21 million in 2001 third quarter, as a result of higher oil and gas prices in line with the Argentine peso devaluation. Combined daily oil and gas sales volumes decreased 12.0% to 7.3 thousand BOE in 2002 third quarter from 8.3 thousand BOE in 2001 third quarter as a result of reduced gas exports to Brazil.

Peru

In Peru, oil and gas sales increased 117.4% to P$100 million in 2002 third quarter from P$46 million in 2001 third quarter, primarily due to the Argentine peso devaluation and increased international prices. Along these lines, average prices of oil per barrel increased 116.8% to P$88.9 from P$41.0 in 2001 third quarter.

In 2002 third quarter, daily volumes of oil and gas delivered slightly increased 0.8% to 12.8 thousand BOE from 12.7 thousand BOE.

Ecuador

During the period under review the Company ´ s production amounted to 0.8 thousand bbl/d in Ecuador as a result of activities in Block 18. Such production was delivered on consignment to Petroecuador until approval of Palo Azul field development plan.

Gross profit: Gross profit for this business segment significantly increased 28.4% to P$298 million in 2002 third quarter from P$232 million. Gross margin decreased to 41.9% from 43.0% in 2001 third quarter. During the third quarter, negotiations of rates with service providers concluded. In some cases retroactive adjustments were recognized and resulted in a negative impact for the quarter under review. Provision for increased royalties in Venezuela as well as the tax on crude exports imposed in Argentina also had a negative impact on gross margin. In addition, the Argentine peso devaluation had a positive impact on foreign operations dollar – denominated gross profit.

Administrative and selling expenses: Administrative and selling expenses dropped to P$44 million in 2002 third quarter from P$46 million in 2001 third quarter as a result of the Argentine peso devaluation. The ratio of administrative and selling expenses to sales was 6% and 9%, respectively.

Exploration expenses: Exploration expenses totaled P$19 million in 2002 third quarter compared to P$4 million in 2001 third quarter. Drilling activities at Mashansha well in the Peruvian exploratory lot 35 and Chontayacu well at block 18 in Ecuador were completed during the period under review and proved to be unsuccessful.

Equity in operating earnings of affiliates: Equity in operating earnings of affiliates increased to P$11 million in 2002 third quarter from P$7 million in 2001 third quarter mainly as a result of equity in earnings of Petrolera Perez Companc, boosted by increased prices on account of devaluation, mitigated by equity in earnings of affiliates with assets in the third round areas.

Other operating income: Other operating income recorded a P$16 million loss in 2002 third quarter mainly attributable to an allowance for environmental contingencies.

Refining and Petrochemicals

Operating income for the Refining and Petrochemicals business segments is broken down as follows and is analyzed separately:

Refining

Operating income: Operating income for 2002 third quarter amounted to P$11 million while no significant operating income was recorded in the same period of previous year. In 2002 performance of this business segment was significantly affected by the economic crisis and the severe currency devaluation that resulted in a sharp shrinkage in domestic demand, in addition to the impossibility of protecting business margins on account of the actions taken by the Argentine Government to prevent a price increase and ensure supply. Increased operating income resulted from equity in earnings of affiliates.

During 2002 third quarter crude oil volumes processed increased 32.9% to 32,226 bbl/d.

Net sales: Net sales of refinery products increased 49.2% to P$285 million in 2002 third quarter from P$191 million in 2001 third quarter, boosted by increased local prices and higher export volumes. Total sales volumes increased 13.4% compared to 2001 quarter mainly as a consequence of a significant increase in exports (149%) partly offset by reduced local sales (11%) resulting from the domestic market shrinkage and the lack of profitability.

Gasoline sales volumes increased 32% on account of increased retail sales and diesel oil sales volumes increased 8% as a result of increased exports. In addition, heavy products and aromatics sales volumes increased 93% and 10%, respectively. Conversely, a drop was recorded in sales volumes of asphalt products (55%) as a result of the interruption of most works in progress, in paraffinic products (31%) and in other medium distillates (51%).

In order to mitigate the shrinkage in the domestic market and low prices of diesel oil used for transportation, the trade policy was directed to local sales of products with higher margins and to export markets. Along these lines, a significant increase was recorded in diesel oil exports (509%) mainly to bordering countries, in heavy products exports (470%) to the USA and bordering countries and in asphalt products exports (113%) to Paraguay.

Gross profit: Gross profit dropped P$4 million to P$10 million in 2002 third quarter from P$14 million in 2001 third quarter. Gross margin decreased from 7.3% in 2001 quarter to 3.5% in 2002 quarter. Express Argentine Government initiatives and the gradual drop in the activity level curbed the passing through of increased crude oil costs to sales prices. In 2002 third quarter, the average price of crude oil in terms of Argentine pesos increased 42.5% to P$88.4/bblfrom P$62/bbl in 2001 quarter, reflecting the impact of the Argentine peso devaluation. The international reference price rose 6%. As a consequence of crude oil cost behavior and the behavior of other products international prices, sales prices of diesel oil increased 22%, gasoline 16%, benzene 200%, heavy products 57%, aromatics 31%, paraffins 80%, medium distillates 33% and asphalts 36%.

Equity in operating earnings of affiliates: Equity in earnings of affiliates increased to P$16 million from P$4 million. Equity in earnings of Refinor increased to P$10 million from P$2 million, due to increased marketing margins boosted by an increase in LPG sales volumes (10%), in local prices (LPG 18% and Fuels 28%) and mainly in export prices (101%) capitalizing on the Argentine peso devaluation. Equity in earnings of EBR increased to P$6 million from P$2 million. Though no significant changes are reflected in EBR operating income in the source currency during 2002 and 2001 quarters, such increase was attributable to an increased equity interest and the effect of devaluation.

Other operating income: Other operating income recorded P$2 million and P$3 million losses in 2002 and 2001 third quarters, respectively, attributable in both cases to the under – absorption of fixed costs imposed by the optimization policy of crude oil volumes processed.

Petrochemicals

Operating income: Operating income for the Petrochemicals business segment increased P$67 million to P$88 million in 2002 third quarter from P$21 million in 2001 third quarter, primarily due to higher sales prices of styrenics resulting from the combined effect of the Argentine peso devaluation and higher international prices. Consequently, the improved international price of urea boosted an increase in local prices for the fertilizers line, additionally benefited by a reduced increase in input costs. Regarding styrenics, increases resulted from operating problems at the styrene monomer plants.

Net sales: Net sales increased P$127 million or 56.7% to P$351 million in 2002 third quarter from P$224 million in 2001 third quarter.

Sales of styrenics in Argentina increased P$36 million to P$111 million from P$75 million. In 2002 third quarter, the price of styrene and polystyrene significantly rose by 100.2% and 47.4%, respectively, as a consequence of the combined effect of the Argentine peso devaluation and a rise in international reference prices (66% and 38%, respectively). The average price of rubber increased 34.1%. The implementation of an active trade policy aimed at consolidating foreign markets allowed to overcome the restrictions imposed by domestic demand affected by low consumption levels. Styrene and polystyrene sales volumes dropped 5.9% and 4%, respectively, compared to the same period of previous year, partly offset by increased polystyrene exports (13%) mainly to Europe. This allowed to mitigate a 16% drop in domestic market sales. Total rubber sales volumes increased 4.6%. SBR export volumes (76.3% on sales) increased 26%, mainly to Brazil and Peru, offsetting a 29% drop in the domestic market due to increased competitive imports attributable to improved financing conditions.

Fertilizers sales increased P$17 million to P$98 million from P$81 million mainly as a result of increased prices on account of the passing through of higher costs due to the Argentine peso devaluation. In such respect, the average sales price in 2002 third quarter increased 39.7% compared to the same period of previous year. Total fertilizers sales volumes decreased approximately 10% in 2002 third quarter compared to 2001 quarter due to a reduction in fertilizers consumption which was quite significant at the beginning of the period under review, especially in the wheat sowing area. This resulted in a 57% drop in resale fertilizers sales offset by a 37% increase in sales of fertilizers produced by the Company.

Innova sales for the period under review increased P$77 million or 111.5% to P$146 million from P$69 million. Styrene and polystyrene sales prices rose 136% and 78%, respectively, as a result of the Argentine peso devaluation in addition to improved international prices. Styrene sales volumes in the Brazilian market increased about 6% as a result of the development of new customers. Polystyrene sales volumes increased 7% to 26.5 thousand tons, boosted by increased export volumes that rose 132% to 5 thousand tons, mainly to USA, South of Africa, Ecuador and Hong Kong.

Gross profit: Gross profit increased 146% P$66 million to P$111 million in 2002 third quarter from P$45 million in 2001 third quarter. Gross margin increased to 32% from 20%. The styrenics business both in Argentina and Brazil was favorably affected by increased international margins compared to previous year.

Administrative and selling expenses: Administrative and selling expenses increased to P$29 million from P$27 million primarily due to the Argentine peso devaluation effects on Innova ´ s expenses.

Equity in operating earnings of affiliates: Equity in earnings of Petroquímica Cuyo increased to P$4 million from P$1 million. This improvement primarily results from increased polypropylene marketing margins and from a change in the mix of domestic and export sales since exports increased to 52% on sales in 2002 quarter from 19% in 2001 quarter. Total sales volumes were 2% higher compared to same period of previous year.

Hydrocarbon Marketing and Transportation

Operating income: Operating income totaled P$4 million in 2002 third quarter compared to P$79 million in 2001 third quarter. The latter period includes a P$62 million gain derived from direct and indirect interest in TGS.

Operating income for this business segment is broken down as follows:

Net sales: Net sales for the Hydrocarbon Marketing and Transportation business segment dropped to P$3 million in 2002 quarter from P$24 million due to the reformulation of the liquid processing business. Oil, gas and LPG brokerage activities decreased to P$3 million from P$11 million mainly due to the de – dollarization of gas operations and the drop in oil operations volumes partially offset by improved prices since it is a commodity marketed in dollars. In addition, 2001 third quarter includes a P$13 million income from gas processing activities (a total volume of 29.6 thousand tons). As from 2002 fiscal year, liquid processing activities are developed by the Oil and Gas Exploration and Production business segment.

Equity in operating earnings of affiliates: Equity in earnings of Oldelval S.A. decreased to P$2 million from P$5 million, mainly due to the combined effect of reduced prices and a reduction of approximately 3% in volumes transported. Though as from June 2002 Oldelval renegotiated transportation agreements with oil producers, with a partial recognition of the Argentine peso devaluation effects, prices in constant pesos dropped 22%.

Other operating income: Advisory services provided to TGS ´ s technical operator posted P$3 million and P$7 million gains in 2002 and 2001 quarters, respectively. Such drop was due to a reduction in TGS ´ s operating income mainly derived from de – dollarization of utility rates.

Electricity

Operating income: Operating income significantly dropped to P$6 million in 2002 third quarter from P$65 million in 2001 third quarter, including a P$15 million gain from equity in earnings of Citelec S.A. Within the current economic context, the activity ´ s margins were particularly affected by the Public Emergency Law provisions. In such respect, de – dollarization of tariffs and contracts within an inflation and devaluation scenario adversely affected the business segment operating performance. See – "Situation of Interest in Utility Companies".

Operating income for this business segment is broken down as follows:

Electricity Generation:

Net Sales: Sales of electricity generation decreased 19.3% to P$46 million from P$57 million.

Net sales attributable to the Genelba Power Plant dropped 9.5% to P$38 million in 2002 third quarter from P$42 million in 2001 third quarter. This drop resulted from the effects of tariffs and contracts de – dollarization that led to a 27.1% reduction in the average monomic price of energy and power delivered to P$34.7 per MWh from P$47.6 per MWh. Conversely, in 2002 third quarter energy delivered increased 21.3% to 1,082 GWh as a consequence of an increase in the plant ´ s operating availability factor to 61.4% from 48.3%. The Power Plant ’ s coming out of dispatch was significant as a consequence of high water supplies in the Comahue region in both quarters and in Salto Grande in 2001 quarter. However, on account of the unusual high temperatures and reduced exports to Brazil, the power plant came out of dispatch more frequently compared to the same period of previous year. In addition, the 2001 third quarter was also affected by the gas quota that restricted generation. Increased generation in the period under review results from the facts mentioned above. In addition and in spite of an about 1% drop in energy demand, the Power Plant had increased power deliveries on account of Genelba ´ s improved costs compared to its competitors. In both periods, the Power Plant operating availability was approximately 95%.

Net sales attributable to the Pichi Picún Leufú Complex dropped 46.7% to P$8 million in 2002 quarter from P$15 million in 2001 quarter as a consequence of the combined effect of lower prices and a drop in energy generation to 310 GWh from 494 GWh in 2001 third quarter. Improved generation volumes during 2001 quarter were determined by the weather conditions during such period, with an average water supply exceeding historical averages. Average monomic prices in constant pesos dropped to P$24.8 per MWh in 2002 third quarter from P$31 per MWh in 2001 third quarter, due to the beforementioned de – dollarization, partially offset by the application of area prices on account of restrictions on the transportation capacity through the national grid during 2001 period. In the period under review, a P$1 million accrual was recorded on account of the application of the Energy Support Price Method.

Gross profit: Gross profit dropped 60% to P$4 million in 2002 third quarter from P$10 million in 2001 third quarter. Gross margin declined to 8.7% from 17.5%, mainly as a result of the distortions caused by de – dollarization within an inflationary context with a partially dollarized cost structure.

Nuclear Fuel Elements:

Net sales: Net sales of nuclear fuel elements and other products decreased 45% to P$11 million in 2002 third quarter from P$20 million in 2001 third quarter. During 2002 third quarter this activity was restricted as a consequence of Atucha I shutdown for technical reasons and reduced sales to Embalse nuclear power plant. Under Embalse stock policy, deliveries of fuel elements were limited to 1,188 as compared to 1,512 in 2001 quarter, partially offset by increased export sales of other products.

Gross Profit: Gross profit for the nuclear fuel elements business decreased 66.7% to P$3 million in 2002 third quarter from P$9 million in 2001 third quarter. Gross margin decreased to 27.3% from 45%, mainly due to an increased impact of fixed costs resulting from a reduction in sales volumes in 2002 quarter, partly offset by improved margins from exports of other products.

Administrative and selling expenses: Administrative and selling expenses for this business segment totaled P$5 million and P$4 million in 2002 and 2001, respectively.

Equity in operating earnings of affiliates: Equity in operating earnings of affiliates posted a P$2 million loss in 2002 third quarter compared to a P$40 million gain in 2001 third quarter. The 2001 third quarter includes equity in earnings of Citelec in the amount of P$15 million.

Equity in earnings of Distrilec Inversora S.A. recorded a P$3 million loss in 2002 third quarter compared to a P$23 million gain in 2001 third quarter. This significant drop derived from tariff de – dollarization which resulted in a reduction in income and expenses for 2002 quarter in constant currency while depreciation level remained unchanged. In such respect, Edesur S.A. sales revenues dropped 53.7% to P$228 million from P$492 million as a result of the combined effect of an about 53% decline in average sales prices in constant currency derived from tariff and contract de – dollarization and a 1.3% shrinkage in the demand for energy supplied by Edesur S.A.

Other operating income: Income from advisory services provided to Edesur S.A. ´ s technical operator totaled P$5 million and P$7 million in 2002 and 2001 quarters, respectively.

Other Investments

Operating income for the Other Investments business segment decreased to P$7 million in 2002 third quarter from P$13 million in 2001 third quarter, mainly derived from divestments in Pecom Agra S.A., Pecom Agropecuaria S.A. and Cerro Vanguardia S.A. Such effect was partly offset by the advantage obtained from marketing part of its forestry products in dollars in foreign markets.

Operating income for this business segment is broken down as follows:

Farming, forestry and agroindustry

The activity posted a P$7 million gain in 2002 third quarter compared to P$5 million in 2001 third quarter. Income from the forestry activity increased to P$19 million from P$13 million as a result of the combined effect of a 15% increase in sales volumes and increased exports. Export volumes rose from 24% to 48% on sales, as a result of improved international competitiveness derived from the Argentine peso devaluation. Regarding the farming business, the period under review includes equity in earnings of Pecom Agropecuaria S.A. only as of August 2002 when interest in Pecom Agropecuaria S.A. was sold to Argentina Farmland Investors LLC. This resulted in a reduction of revenues to P$8 million from P$12 million in 2001 third quarter. The P$8 million gain recorded in equity in earnings of affiliates in 2001 is attributable to equity in earnings of Pecom Agra S.A. Equity interest in such company was transferred in March 2002 under an asset swap with IRHE (Argentine Branch) and GENTISUR S.A.

Mining

The P$8 million gain from equity in earnings of affiliates in 2001 third quarter is attributable to interest in Cerro Vanguardia S.A. Such equity interest was sold in July 2002 to the Anglogold group.

OUTLOOK

Concerning the oil and gas business, the 20% tax on crude oil exports acts as a severe disincentive to investment and has a negative effect on activity levels and operating cash flow. The Company will actively seek to sell increased oil volumes at international markets. As regards foreign operations, the Company estimates current oil and gas production levels will not change significantly.

As far as the Refining and Petrochemical businesses are concerned, sales volumes for most products are estimated to remain low in the domestic market compared to those for previous years due to the sharp shrinkage in demand stemming from the Argentine peso devaluation, financial restrictions and the general economic and political uncertainty that led the sector ´ s industries to operate very cautiously in terms of activity volumes and commercial conditions.

Though this situation is estimated to continue affecting all businesses in the Argentine market in general, particularly the fertilizers business (as it is linked to the agro – export activity) is expected to have higher sales volumes since a significant reduction in the current international harvest is anticipated. Therefore, high international prices for grains are expected and estimated to remain at the same level in the medium term.

Export volumes of refined and petrochemical products are expected to remain at high levels due to improved international competitiveness in these businesses and to the need to place in foreign markets the volumes not sold in the domestic market. As far as prices are concerned, international prices are estimated to fall by the end of the year mainly on account of the continuing recessive situation of the world economy and reduced oil prices, provided the Middle East conflict is kept under control.

Businesses related to the provision of public services will develop in an uncertain scenario until new market conditions are defined and contracts entered into between the Argentine Government and utility companies are renegotiated. According to the schedules proposed by the Argentine Government, on June 15, 2002 utility companies submitted before the Ministry of Economy their proposals for contract renegotiation. As of the date of these financial statements, it is estimated that, after several postponements, the public hearings dealing with rate restructuring will take place during November 2002. The Boards of Directors of utility companies are working together with the Federal Executive with a view to agreeing on a renegotiation of concession contracts to the satisfaction of the Argentine Government, users and licensees. No agreements have been reached with the Government yet.

The reforms introduced by the new government will have a significant impact on all the electricity and gas industry segments, due not only to de – dollarization and elimination of indexation clauses on utility rates, but also to the Argentine peso sharp devaluation in activities mostly having foreign costs and financing. In addition, operating performance will remain affected by a reduced demand resulting from the deepening and long recession of the local economy.

Within this new scenario, it is of the essence to readjust the companies ´ future strategies by reformulating goals that will be directed, in the short term, to protect the companies ’ assets by means of the application of strict controls on expenses and investments so as to preserve cash flows from operations.

SUMMARIZED BALANCE SHEET AND INCOME STATEMENT STRUCTURE

The information below for the period ended September 30, 2000, does not include equity in non – operating earnings of affiliates since the same was not prepared on the same reporting bases as the information for the nine – month periods ended September 30, 2002 and 2001.

Balance sheet

(millions of argentine pesos)	09-30-02	09-30-01	09-30-00
Current assets	3,203	3,068	2,318
Noncurrent assets	11,757	10,894	9,432
Total assets	14,960	13,962	11,750
Current liabilities	2,295	4,019	1,548
Noncurrent liabilities	7,583	3,411	4,190
Sub-Total	9,878	7,430	5,738
Minority interest in subsidiaries	129	157	148
Shareholders' equity	4,953	6,375	5,864
Total	14,960	13,962	11,750
Working capital	908	(951)	770

Statement of income

	Nine-month period ended,		
(millions of argentine pesos)	09-30-02	09-30-01	09-30-00
Gross profit less administrative and selling expenses and exploration expenses	869	510	484
Equity in operating earnings of affiliates	157	398	139
Other operating income, net	6	42	31
Equity in non-operating earnings of affiliates	(857)	(210)	-
Other (expenses) income, net	(51)	166	97
Financial income (expense) and holding gains (losses)	(1,141)	(327)	(237)
Subtotal	(1,017)	579	514
Income tax	(97)	(24)	(38)
Minority interest in subsidiaries	15	(15)	(13)
Net income for the period	(1,099)	540	463

Ratios	09-30-02	09-30-01	09-30-00
Current ratio (Current assets / Current liabilities)	1.396	0.763	1.497
Acid Test ((Cash + Current Investments + Trade receivables) / Current liabilities)	0.790	0.509	0.804
Total Indebtedness (Total liabilities / Shareholders' equity)	1.994	1.166	0.978
Current liabilities / Total liabilities	0.232	0.541	0.270
(Total liabilities + Minority interest)/ Shareholders' equity	2.020	1.190	1.004
Income before income tax and minority interest (*)/ (Shareholders' equity - Net income)	(0.224)	0.132	0.127

(*) Annualized

LISTING OF THE COMPANY ´ S SHARE

PECOM ENERGIA ’ S STATISTICAL DATA

Jorge Marques de Toledo Camargo Vice – president

INDEPENDENT PUBLIC ACCOUNTANT ’ S REPORT

To the Board of Directors of

Perez Companc S.A.:

We have made a limited review of the accompanying consolidated balance sheet of Perez Companc S.A. (an Argentine Corporation) and its subsidiaries as of September 30, 2002, and the related consolidated statements of income, cash flows and changes in shareholders ’ equity for the nine – month period then ended, all expressed in Argentine pesos as described in note 1.c) to the consolidated financial statements. These consolidated financial statements are the responsibility of the Company ’ s management.

The limited review of the consolidated financial statements of Perez Companc S.A. as of September 30, 2001, presented for comparative purposes, has been conducted by Pistrelli, Díaz y Asociados Sociedad Civil, in its capacity as member firm of Andersen. As a result of such limited review, an unqualified report was issued on November 5, 2001.

Except as described in the fifth paragraph, we conducted our review in accordance with generally accepted standards in Argentina for the review of financial statements for interim periods. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

The accompanying consolidated financial statements as of September 30, 2002 and 2001, are presented in conformity with generally accepted accounting principles in Argentina applicable to consolidated financial statements. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Argentina, may not conform with generally accepted accounting principles in the United States of America. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the United States of America have not been quantified.

We have not made a limited review of the financial statements as of September 30, 2002, of the affiliates Compañía Inversora en Transmisión Eléctrica Citelec S.A., Compañía de Inversiones de Energía S.A. and its subsidiary Transportadora de Gas del Sur S.A., Enron de Inversiones de Energía S.C.A., and Empresa Boliviana de Refinación S.A. The value of the investments based on the equity method in such companies as of September 30, 2002, is Argentine pesos 343,000,000, and the loss booked from such investments for the nine – month period then ended is Argentine pesos 715,000,000.

As described in note 15 to the accompanying consolidated financial statements, this year, a significant change has been implemented in the economic model of Argentina, including the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of economic measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, have been (a) the devaluation of the Argentine peso with respect to the US dollar and de – dollarization of certain assets and liabilities that are denominated in foreign currency and held in the country, (b) foreign public debt default, (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions, (d) the restriction on transfers abroad on account of financial debt principal service and dividend distributions without prior authorization from the Central Bank, (e) the increase in domestic prices, (f) renegotiation of public utilities contracts and (g) reduced access to financing sources. The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying financial statements should be read taking into account the issues mentioned above.

As further described in note 6.VI to the accompanying consolidated financial statements, the recently – implemented economic measures have significantly affected the financial position of certain affiliates, and raised the following uncertainties: a) in Transportadora de Gas del Sur S.A., in relation to the outcome of the renegotiation of the license and certain covenants of loan agreements, and in Compañía de Inversiones de Energía S.A., in relation to future cash flows, the recoverability of the value of assets and the outcome of the debt restructuring, all circumstances that generate substantial doubt about the ability of such companies to continue as a going concern; b) in Compañía Inversora en Transmisión Eléctrica Citelec S.A., in relation to the outcome of the renegotiation of the concession agreements held by its subsidiaries, future cash flows, the recoverability of the value of assets, and the outcome of the debt restructuring; and c) in Hidroneuquén S.A., in relation to future cash flows required to repay its debts and the recoverability of the value of assets. Consequently, the Company may not be able to recover the carrying value of such investments, amounting to Argentine pesos 218,000,000 as of September 30, 2002. The accompanying consolidated financial statements do not include any reserve for investment losses that may result from an unfavorable outcome of these uncertainties.

Based on our review, except for the effect of such adjustments on the financial statements as of September 30, 2002, if any, as might have been required had there been no limitation in the scope of our work described in the fifth paragraph, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements for them to be in conformity with the Business Association Law, the pertinent regulations of the National Securities Commission and generally accepted accounting principles applicable to consolidated financial statements in Argentina.

Buenos Aires, Argentina

November 5, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L. C.P.C.E.C.A.B.A. Vol.1 – F ° 8
DANIEL G. MINENNA Partner C.P.A. Buenos Aires University C.P.C.E.C.A.B.A. Vol.175 – F ° 221

PEREZ COMPANC S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	2002	2001
Net sales	3,442	2,721
Costs of sales (Note 18.b)	(2,141)	(1,819)
Gross profit	1,301	902
Administrative and selling expenses (Note 18.d)	(399)	(372)
Exploration expenses (Note 18.d)	(33)	(20)
Equity in earnings of affiliates (Note 6.b)	157	398
Other operating income, net (Note 12.c)	6	42
Operating income	1,032	950
Other (expenses) income, net (Note 12.d)	(51)	166
Equity in non-operatins earnings of affiliates (Note 6.c)	(857)	(210)
Financial income (expense) and holding gains (losses) (Note 8)	(1,141)	(327)
(Loss) income before income tax and minority interest in subsidiaries	(1,017)	579
Income tax provision	(97)	(24)
Minority interest in subsidiaries	15	(15)
Net (loss) income	(1,099)	540

The accompanying notes are an integral part of these consolidated financial statements.

	2002	2001
CURRENT ASSETS		
Cash	122	53
Investments (Note 6.a)	934	1,095
Trade receivables	756	896
Other receivables (Note 12.a)	784	387
Inventories (Note 5)	377	425
Other assets (Note 6.V and 3)	230	212
Total current assets	3,203	3,068
NONCURRENT ASSETS		
Trade receivables	18	13
Other receivables (Note 12.a)	80	310
Inventories (Note 5)	1	217
Investments (Note 6.a)	2,006	2,683
Property, plant & equipment (Note 18.a)	9,628	7,658
Other assets	24	13
Total noncurrent assets	11,757	10,894
Total assets	14,960	13,962
CURRENT LIABILITIES		
Accounts payable	517	599
Short-term debt (Note 8)	1,269	2,915
Payroll and social security taxes	55	80
Taxes payable	132	80
Other liabilities (Note 12.b)	322	345
Total current liabilities	2,295	4,019
NONCURRENT LIABILITIES		
Accounts payable	9	7
Long-term debt (Note 8)	7,290	3,289
Other liabilities (Note 12.b)	202	62
Reserves (Note 9.f)	82	53
Total noncurrent liabilities	7,583	3,411
Total liabilities	9,878	7,430
MINORITY INTEREST IN SUBSIDIARIES	129	157
SHAREHOLDERS' EQUITY (Per respective statements)	4,953	6,375
	14,960	13,962

The accompanying notes are an integral part of these consolidated financial statements.

PEREZ COMPANC S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	2002							2001
	Capital stock			Retained earnings				
	Capital stock	Adjustment to capital stock	Additional paid-in capital	Legal reserve	Unappropriated retained earnings	Treasury stock (a)	Total	Total
Balances at beginning of the year	2,132	2,584	668	38	663	(33)	6,052	5,990
Regular Shareholders' Meeting decision of April 9, 2001:								
Distribution of unappropriated retained earnings								
- Cash dividends	-	-	-	-	-	-	-	(135)
Adquisition of own stock held subsidiary	-	-	-	-	-	-	-	(20)
Net (loss) income	-	-	-	-	(1,099)	-	(1,099)	540
Balances at at end of the period	2,132	2,584	668	38	(436)	(33)	4,953	6,375

(a) See Note 2.i).

The accompanying notes are an integral part of these consolidated financial statements.

PEREZ COMPANC S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE – MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

(Amounts stated in millions of Argentine pesos – see Note 1.c, unless otherwise indicated)

  Basis of presentation

The consolidated financial statements of Perez Companc S.A. ("the Company" or "Perez Companc") have been prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina ("Argentine GAAP"), and the regulations of the Argentine Securities Commission ("Comisión Nacional de Valores" or "CNV").

In accordance with generally accepted accounting principles and current legislation in Argentina, the presentation of the parent company ’ s individual financial statements is required. Consolidated financial statements need only be included as supplementary information. For the purpose of these statements, individual financial statements have been omitted since they are not required by the Securities and Exchange Commission of the United States of America ("SEC").

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

On December 21, 2001, the Professional Council in Economic Sciences of the City of Buenos Aires ("CPCECABA") approved new accounting standards – Technical Resolutions Nos. 16 to 19 of the Argentine Federation of Professional Councils in Economics Sciences ("FACPCE"), with certain changes – that amend those currently effective regarding assets and liabilities valuation methods, the treatment of issues not included before, and new disclosure requirements to prepare financial statements. These standards are effective for fiscal years beginning on and after July 1, 2002.

Among other issues, the new accounting standards provide: (i) express prohibitions to capitalize certain deferred charges and transition standards for the accounting treatment of intangible assets booked under previous standards which do not qualify as such under new ones, (ii) the mandatory application of the deferred tax method as well as measuring deferred assets and liabilities balances on a discounted basis, (iii) changes in the frequency and methodology to compare assets with recoverable values, (iv) changes in capitalizing financial costs arising from third – party capital to assets with prolonged production or construction processes, and (v) using discounted values to measure certain receivables and payables. Applying the new accounting standards may affect prior periods income.

The effects of applying the new standards on the Company ’ s financial statements had not been assessed as of the issuance date of these financial statements.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 4 of the FACPCE, the Company has consolidated line by line its balance sheets as of September 30, 2002 and 2001, with the financial statements of Pecom Energía S.A. and those companies in which it holds more than 50% of the voting interest.

As per the previously mentioned regulations, payables and receivables and the transactions carried out between members of the consolidated group have been eliminated from the consolidation. Intercompany gain (loss) included in final asset balances have been eliminated by the proportion related to the majority share. The interest held by minority shareholders in subsidiaries was duly segregated.

The data reflecting subsidiaries and affiliates is disclosed in Note 18.e).

b) Financial statements used for consolidation

For consolidation purposes, the Company has used special financial statements of the subsidiaries as of September 30, 2002 and 2001, adapted to the reporting period of the parent company.

The financial statements of subsidiaries have been prepared or adapted to accounting policies consistent with those applied by the Company to prepare its own financial statements.

c) Restatement in constant money

The Company discloses its consolidated financial statements in constant money following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolution No. 415.

Under such method, the consolidated financial statements integrally recognize the effects of the changes in the purchasing power of Argentine peso through August 31, 1995. As from September 1, 1995, under CNV General Resolution No. 272, the Company interrupted the use of such method maintaining the restatements made through such date. This method has been accepted by professional accounting standards through December 31, 2001.

Considering that Argentine economy no longer presents a monetary stability context, on March 6, 2002, the CPCECABA approved the Resolution M.D. No. 3/2002, providing, among other aspects, the reinstatement of the adjustment – for – inflation method for fiscal years or interim periods ending as from March 31, 2002, inclusive; it also states that the accounting measurements restated based on the change in the purchasing power of Argentine peso until the adjustments were interrupted as well as those whose original dates are within the stability period are considered as restated in December 2001 currency.

The CNV, through General Resolution No. 415 dated July 25, 2002, required that information adjusted for inflation should be disclosed in the financial statements to be filed subsequently to the date on which such regulation became effective. Consequently, as from such period, the Company started to apply adjustment – for – inflation regulations. The consolidated financial statements for the nine – month period ended September 30, 2001, presented for comparative purposes, were restated at current period – end currency.

The restatement in constant pesos method should be applied to the accounting cost values immediately preceding the capitalization of the exchange differences mentioned in note 2.k), which represent an anticipation of the effects of variations in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The Company ´ s interests in oil and gas involve exploration and production joint ventures and have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures ’ assets, liabilities, revenues, costs and expenses on a line – by – line basis in each account of its financial statements. Foreign branches have been fully consolidated.

e) Foreign currency translation

The Company applies the "Convert – Adjust" method provided for in Technical Resolution No. 13 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.

Firstly, foreign transactions are remeasured into US dollars since such is the functional currency for such transactions as follows:

  Assets and liabilities stated at current values were converted at the closing exchange rates.

  Assets and liabilities measured at cost, and revenues and expenses were converted at the historical exchange rates.

Once the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

  Assets and liabilities are translated by using a current rate.

  Revenues and expenses are translated at historical exchange rates.

The peso – denominated amounts of revenues and expenses resulting from such transactions have been restated into constant money by application of Technical Resolution No. 6 of the FACPCE.

Gain (loss) from remeasurement and translation is charged to income in the "Financial income (expense) and holding gains (losses)" account.

2. Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements have been as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each period, including accrued interest, if applicable.

The summary of accounts denominated in foreign currency is disclosed in Note 18.c).

b) Inventories:

Crude oil stock: at reproduction cost, including gain (loss) from hedging instruments.

Materials: of high – turnover, at replacement cost; low – turnover, at the last purchase price, restated in constant money.

Work in progress and finished products relating to refining, petrochemical and electricity activities: at replacement or reproduction cost, as applicable.

Timber: recognizing organic growth, taking into account the following stages:

· 1st Stage – Young plantings: valued at incurred cost, restated in constant money, increased by an annual growth rate determined on the basis of the historical average growth of the Company ´ s plantations.

. 2nd Stage – Mature plantings: valued separately, at market price less a 10% profit margin and the related felling, loading, freight and other related costs.

Forestry products: at replacement or reproduction cost, as applicable.

Farming products: a) Seeding: at production cost, restated in constan money.

b) Livestock and cereals: at net realizable value.

The carrying amount of these assets, does not exceed their recoverable value.

Timber and livestock that need more than one year from the date of the balance sheet to reach commercial status have been classified as noncurrent inventories.

c) Investments:

Listed shares and government securities:

  Available for sale: at market value at the end of each period, less the estimated selling expenses. Any gain or loss due to market fluctuations is reflected currently in income in the "Financial income (expense) and holding gains (losses)" account.

  Held to maturity: at original value increased based on its internal rate of return at acquisition. Interest gain is credited to income on accrual basis. As of September 30, 2002, the market value of these securities amounted to 8 and their book value amounted to 16.

Under the government – securities voluntary conversion system provided by Federal Executive Decree No. 1387/01, the Company volunteered to swap provincial and federal government securities for secured loans for a carrying value of 7 and a market value of 3.

Executive Decree 1,579/02 established the issuance of secured bonds, with final maturity date in 2018, monthly payable as from 2005. The principal balance shall be adjusted by the Benchmark Stabilization Coefficient, accruing interest at an annual 2% fixed rate. Foreign currency liabilities of the federal, provincial and municipal public sector effective as of February 3, 2002, whose applicable law is only Argentine law, shall be translated into pesos at the exchange rate of 1.40 pesos per US dollar and adjusted by the Benchmark Stabilization Coefficient, plus an annual 2% interest rate.

Certificates of deposit, unlisted government securities and loans to affiliates: at face value plus accrued interest.

Investments in mutual funds: at the Company ’ s interest on the funds ’ net assets, valued at market prices at the end of each period.

Shares – Participation in affiliates, in which the Company exercises significant influence:

By the equity method, following the procedure established by Technical Resolution No. 5 of the FACPCE. For the determination of the Company ’ s equity in affiliates, the Company has used special financial statements from affiliates as of September 30, 2002 and 2001, or the best available financial information.

For the determination of the Company ’ s equity in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the difference between acquisition cost and book value of affiliates at the time of the acquisition and the holding of preferred stock and dividends by the affiliates. Cash dividends from affiliates approved by shareholders ’ meetings held prior to the date of issuance of these financial statements, which are placed at the shareholders ’ disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments. Equity in earnings of affiliates related to financial income (expense) and holding gains (losses) and income tax, as well as those related to events or transactions entered into as part of the normal course of business, although unusual in nature, are excluded from the determination of operating income and are disclosed as "Equity in non – operating earnings of affiliates".

At the effectiveness of Law No. 25,063, dividends in cash and in – kind received by the Company for its investments in other companies in excess of the accumulated taxable income held by them upon its distribution will be subject to a 35% withholding income tax as sole and final payment.

As of September 30, 2002, the Company has not booked any charge for this tax because it estimates that dividends arising from equity method investees will not exceed taxable income.

Perez Companc follows the policy of providing allowances for losses on its investments whenever recoverability becomes doubtful.

Other shares – interests in affiliates in which the Company does not exercise significant influence: at acquisition cost restated in constant money.

d) Property, plant & equipment:

Property, plant & equipment, except as indicated below, have been valued at acquisition cost restated in constant money less related accumulated depreciation. Property, plant & equipment related to foreign transactions have been converted into US dollars since that is the functional currency for such transactions and they have been translated into Argentine pesos at the exchange rate effective as of closing in accordance with the method for converting foreign transactions described in note 1.e).

Perez Companc uses the successful efforts method of accounting for its oil and gas exploration and production activities.

Exploration costs, excluding the costs of exploratory wells, are charged to expenses as incurred. Drilling costs of exploratory wells, including stratigraphic test wells, are capitalized pending determination of whether proved reserves exist which justify commercial development. If such reserves are not found, the costs are charged to exploratory expense of the year. Drilling costs of productive wells and of dry holes drilled for development of oil and gas reserves are capitalized.

The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Mining property related to unproved reserves has been valued at cost and its recoverability is assessed from time to time on the base of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Estimated future restoration and abandonment costs are taken into account in determining amortization and depreciation rates, according to the units of production method.

The Company estimates its reserves at least once a year. Total oil and gas reserves as of December 31, 2001 and 2000, were audited by Gaffney, Cline & Associates Inc., independent international technical and management advisors.

Oil and gas producing properties are regularly assessed for possible impairment on a field – by – field basis. Perez Companc reviews its long – lived assets periodically or on an exception basis, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. In these cases, Perez Companc compares expected undiscounted future cash flows at a producing field level to the capitalized cost of the asset net of depreciation. If the future undiscounted cash flows, based on market estimates of future crude oil and natural gas prices (including the effect of any hedge contract on estimated future sales), operating costs, future development costs and anticipated production from proved reserves (developed and undeveloped), are lower than the capitalized cost net of depreciation, the capitalized cost is reduced to fair value. Fair value is calculated by discounting the future cash flows at an appropriate risk – adjusted discount rate.

Perez Companc ’ s remaining property, plant & equipment are depreciated by the straight – line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during such process.

As stated in CNV General Resolution No. 398 (see note 2.k), the acquisition cost of property, plant & equipment located in Argentina includes the exchange differences from the foreign currency obligations which directly funded property, plant & equipment acquisitions. As of September 30, 2002, such assets included negative exchange differences net of depreciation in the amount of 6.

The carrying value of property, plant & equipment, taken as a whole, does not exceed its recoverable value.

e) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in the plant ’ s (or some other production asset ’ s) capacity and safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company ´ s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required. For oil and gas production properties, a provision is made through depreciation expenses for anticipated abandonment and restoration costs at the end of the property ’ s useful life.

The Company records the gross amount of its liability based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company ´ s own internal environmental policies.

f) Income tax, tax on minimum presumed income, royalties and withholdings on export of hydrocarbons:

The Company and its subsidiaries accrue the income tax payable on unconsolidated basis, applying the effective statutory tax rate to the period ’ s taxable income without considering temporary differences between the accounting and taxable income.

The tax on minimum presumed income is supplementary to income tax, since while the latter is levied on the year ´ s taxable income, the tax on minimum presumed income is a minimum tax levied on the potential income of certain productive assets at a rate of 1%, so that the Company ´ s final liability will be equal to the higher of both taxes. However, should the tax on minimum presumed income exceed the tax based on income in any given year, such excess may be applied to reduce any excess of income tax over the tax on minimum presumed income in any of the ten succeeding years.

Within the framework of Law No. 25,414, the Competitiveness and Employment Generation Agreement for the Chemical and Petrochemical industry was approved by Decree No. 1436/2001. Under such agreement, the Company obtained a 50% relief from tax on minimum presumed income for assets used in such segment.

For the operations in Argentina, Venezuela, Peru and Bolivia the income tax accrual was calculated at the tax rates of 35%, 34%, 30% and 25%, respectively. Additionally, payment of Bolivian – source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax, and as from January 1, 2001, a 34% income tax is levied on the dividends paid by Venezuelan companies, in event of income in excess of taxable income.

As of September 30, 2002, the Company and its subsidiaries have a consolidated tax loss carryforward that, calculated at the effective rate, represents a contingent asset of approximately 1,400, that may be applied to offset future taxable income in the amounts of 20, 20 and 20 up to 2002, 2003 and 2004, respectively, and 1,340 beyond 2004.

Law No. 25,239 and its Administrative Order No. 1,037/2000 amended income tax law to establish, among other things, that shareholders residing in Argentina of companies organized or operating in countries with low or no – taxation with non – operating income exceeding 50% of net income, are to book accrued passive income such as interest, dividends, royalties, rents or other similar passive income to the fiscal year, although the income was not remitted or credited to any account. The Law and Administrative Order also establish that such companies shall not generate Argentine tax credits for the tax paid abroad.

Royalties are paid in Argentina, Peru and Bolivia for the production of crude oil and for effectively used volumes of natural gas. Those royalties are 12%, 24.5% and from 40% to 60%, respectively, of the wellhead estimated price for oil and gas. The wellhead price represents the final sales price less treatment, storage and transportation costs. Royalties are charged to production costs in the Oil and gas royalties account (see Note 18.d). In Venezuela, for the Acema, Mata and La Concepción (Tercera Ronda) areas, 30% royalties are paid with respect to the excess production, calculated based on the crude wellhead estimated price. Under contractual terms, royalties of the Tercera Ronda areas are deducted from the sales price.

As regards the Pichi Picún Leufú Hydroelectric Complex, as provided in the concession agreement, Pecom Energía will pay the provinces of Neuquén and Río Negro, as from August 2003, hydroelectric royalties of 1% increasing at a rate of 1% per annum up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a license fee payable monthly to the Argentine Government for the use of the power source equivalent to the 0.5% of the same amount base for hydroelectric royalty calculation.

The Public Emergency and Exchange System Reform Law No. 25,561 establishes the creation of a system of withholdings on exports of hydrocarbons for five years. The rate of those withholdings is 5% for certain refined products and 20% for the gas oil, LPG and crude oil. Withholdings are booked as sales reduction.

g) Contingencies:

Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company ’ s management based on the opinion of Perez Companc ’ s legal counsel and the available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company ´ s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount can be estimated, liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but it cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

However, in some instances in which disclosure is not otherwise required, the Company may disclose contingent liabilities of an unusual nature which, in the judgment of management, may be of interest to the users of the financial statements.

Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 9.

h) Minority interest in subsidiaries:

Minority interest in the consolidated balance sheets and in the consolidated statements of income and cash flows reflects the minority owners ’ share of shareholders ’ equity, results of operations and capital transactions, respectively, in subsidiaries.

i) Own stock held by subsidiaries:

It represents the acquisition of own stock held by Pecom Energía, deducted from shareholders ’ equity at acquisition cost and presented separately in the statement of changes in shareholders ’ equity.

j) Revenue recognition:

Revenues are recognized when products are shipped or services are rendered and the risk of loss has been transferred to the customer.

k) Statement of income accounts

Restated into constant money through period – end, considering the following:

  Depreciation and consumption expenses related to nonmonetary assets were charged to income (losses) taking into account the restated costs of such assets.

  Financial income (expense) and holding gains (losses):

The Financial income (expense) and holding gains (losses) account discloses the following items, as detailed in Note 8:

  Nominal financial income (expense), exchange differences and gain (loss) on changes in the listed price of government securities and shares, at their face value restated into constant money as of the end of each period.
  Gain (loss) from remeasurement and translation of transactions in foreign countries, in real terms.
  Holding gains (losses) on revaluation of inventories at replacement cost, in real terms.

CNV General Resolution No. 398 allows, as an exceptional treatment, the one provided for in Resolution M.D. No. 3/2002 of the CPCECABA, whereby the exchange differences originated as from January 6, 2002, from liabilities in foreign currency existing as of such date directly related to the acquisition, construction, or production of property, plant & equipment, intangibles, and long – term investments in other companies organized in the country should be allocated at the cost values of such assets with a number of conditions established in such professional standard. Direct financing shall mean that granted by the supplier of the goods, billed in foreign currency, or that obtained from financial institutions for identical purposes. In the cases in which there is an indirect relation between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be allocated, under certain conditions, to the cost values of such assets. The Company has adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing.

As indicated above, as of September 30, 2002, the Company capitalized in property, plant & equipment cost, exchange differences with 6 net book value. In addition, it capitalized 64 on such account from the interest in affiliates.

l) Shareholders – equity accounts:

They were restated into constant money as of period – end, except for "Capital stock" that represents subscribed and paid – in capital. The adjustment arising from the restatement into constant money is disclosed under "Adjustment to capital stock".

m) Hedging and other derivatives:

The Company uses various derivative financial instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designated as hedging specific exposures, highly correlated to the risk exposure in question and highly effective in offsetting changes in cash flows inherent to the covered risk.

Therefore, gains or losses from the hedging instrument are recognized symmetrically with gains or losses from the hedged item. Thus, income or loss from derivative instruments agreed to hedge a special risk associated with a recognized asset or liability item are deferred and recorded when the gain or loss generated by the hedged position occurs.

If the instrument is intended to hedge the effect of a future transaction, gains or losses are deferred and recognized as follows: (i) for the cases in which the hedged foreseen transaction will lead to recognize an asset or liability, the changes are included in the initial asset or liability measurement upon recognition of the asset or liability, and are recognized in income or loss to the extent the hedged item affects the income statement, (ii) for all other foreseen transactions, the changes are recognized in income or loss for the year in which the hedged items affect the income statement. When it is determined that the transaction originally forecasted will not take place, income or loss deferred is recognized in the period in which such determination takes place. Premiums paid are booked as assets and are amortized over the term of the option.

The use of derivative financial instruments exposes the Company to credit risk, which is mitigated by having as counterparties in the transactions entities with an international credit rating higher than "A" granted by Standard & Poor ’ s or "A2" by Moody ’ s Investors Service. In addition, the Company uses strict policies for the approval of lines of credit, applies several procedures to evaluate these risks and seeks to reduce this credit exposure by means of the use of certain tools, such as anticipated collections or payment agreements for such operations and the offsetting of collections and payments.

Hedge of produced crude oil price

The Company, as a producer of crude oil, is exposed to the related price – fluctuation risk. In such conditions, the Company uses various derivative financial instruments to mitigate such risk. These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sale price in the market.

Income (losses) generated by such instruments, used to hedge crude oil price, are deferred until the related foreseen transaction is recognized and are recorded in the income statement as an integral part of hedged sales.

As of September 30, 2002, the Company and its subsidiaries have oil hedge agreements for year 2002, where hedging prices and volumes vary according to WTI price. The hedging volume is about 45,500bbl/d for WTI prices below 15US$/bbl and the hedging price amounts to about 15.97US$/bbl. For prices equal to or above 15US$/bbl and below or equal to 23US$/bbl, the hedging price is about 17.36US$/bbl. For WTI prices equal to 24US$/bbl the hedging price is about 17.84US$/bbl. For WTI prices equal to 25US$/bbl, the hedging price is about 18.55US$/bbl. For WTI prices above 25US$/bbl, the hedging price increases by US$1 per each US$1 increased over WTI. The premiums paid were distributed among each hedging price.

For year 2003, hedging structure is more flexible. For WTI prices below 20US$/bbl, the hedging price is 19.52US$/bbl and the hedging volume amounts to 17,500 bbl/d. For WTI prices equal to or above 20US$/bbl and below 21US$/bbl, the hedging price is about 19.44US$/bbl and the hedging volume decreases to 15,000 bbl/d. For WTI prices equal to or above 21US$/bbl and equal to or below 27US$/bbl, the hedging price is about 18.65US$/bbl and the hedging volume decreases to 10,000 bbl/d. For WTI prices above 27US$/bbl, the hedging volume increases to 17,500 bbl/d and the hedging price is about 22.31US$/bbl. The premiums paid were distributed among each reported price. In addition to the referred hedge, during 2002, the Company unwound hedge positions in a total volume of 67,500 bbl/d. This volume will be sold at market value, with a 1.42 US$/bbl discount. In this respect, the Company paid an aggregate amount of 118, which represents a deferred loss to be charged as 2003 lower sale.

For the period from January 2004 through December 2005, the Company and its subsidiaries carry sold options for an approximate volume of 18.3 million barrels (an average of 25,000 bbl/d) at an average exercise price of 19.87US$/bbl.

The portion of hedging instruments accrued in the periods ended September 30, 2002 and 2001, represented increased stock in the amount of 3 and 8 and decreased sales in the amount of 280 and 313, respectively.

The unpaid accrued portion of hedging instruments used by Pecom Energía and its subsidiaries, as of September 30, 2002, is 14. In addition, the fair value of the beforementioned contracts would represent a credit available to counterparties in the amount of 465. To that effect, as of September 30, 2002, the Company had derivative anticipated payments for 135 and, additionally, stand – by credit letters available to counterparties totaling 188. This does not amount to a definite liability for Pecom Energía and it does not necessarily constitute an indicator of future expense. The assessment of the effects of these positions should include the hedged exposure, since any possible change in its value would be offset by the appropriate appreciation of the hedged risk.

Hedge of interest rates and foreign exchange rates

The Company uses several derivative financial instruments to reduce certain exposures related to the volatility of interest rates and to changes in foreign exchange rates, other than US dollars.

Historically, the Company ’ s policy has been to finance its activities in the same currency as that of the funds generated on a primary basis thus reducing its exposure to foreign currency risk. Despite the above, the Company has issued several debt instruments stated in different currencies, which were placed on several markets and at fixed or variable rates. As part of its market risk management strategy, the Company has converted into US dollars the debt stated in other currencies through derivatives aimed at designing a natural hedge through its revenues. Within the economic, financial, and regulatory context effective through December 31, 2001, a substantial portion of the Company ’ s and its affiliates ’ revenues were directly or indirectly denominated in US dollars.

While Convertibility Law was in force (whereby the peso was pegged at parity to the US dollar), such derivatives showed that they were related to the hedged risk exposure in pesos thus qualifying to be included in hedge accounting. Therefore, the positions hedged were denominated in US dollars and income (loss) generated by such instruments were deferred and booked symmetrically with income (loss) from the hedged position.

As from the enactment of Public Emergency and Exchange System Reform Law and the subsequent devaluation of the Argentine peso, such transactions showed that they were not effective to cover the exposure at the variability of cash flows in Argentine pesos, departing from the accounting methods for them to be qualified as coverage. So such instruments have been valued at market value charging to income the changes in the market value of the derivative subsequent to the end of the coverage. In such respect, as of September 30, 2002 the Company carries a cross currency interest rate swap, in order to have protection with respect to interest rate and foreign exchange rate of debt in yens, converting such debt into US dollars at a rate of 119.4 yens per US dollar with a floating interest rate (LIBOR), for a face value of US$85 million, and with a fixed interest rate of 7.5%, for a face value of US$20 million. As of September 30, 2002 the fair value of such contracts represents a liability of 30.

As of September 30, 2002, the hedging instruments were as follows:

– Agreement for the purpose of hedging Class C notes exposed to fluctuations in the LIBOR rate, fixes the rate at 7.93% per annum.

3. Oil and gas areas and participation in joint ventures

As of September 30, 2002, Perez Companc and its subsidiaries were part of the oil and gas consortiums, joint – ventures and areas indicated in Note 18.f). As of that date, the aggregate joint ventures and consortia assets, liabilities and results in which Perez Companc is a party, included in each account of the balance sheet and the statement of income, respectively, utilizing the proportionate consolidation method are disclosed in Note 18.g).

The production areas in Argentina and Peru indicated in Note 18.f) are operated pursuant to concession production agreements with free crude oil availability. Those related to Venezuela are exploitation service agreements, in which Petróleos de Venezuela S.A. ("PDVSA") owns all the oil and gas produced and is responsible for the payment of all royalties and taxes related to the production and will receive, upon expiration of the agreement term, the exclusive ownership of all operating facilities, property and equipment used by the joint ventures to perform the activities under the agreement. In Bolivia it is a shared – risk contract signed with Yacimientos Petrolíferos Fiscales Bolivianos ("YPFB") with free production availability.

The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

As regards the Oritupano – Leona area, in Venezuela, the joint venture awarded the area receives a variable operation fee based on production volumes, which amounts to US$ 5.64 per barrel as of September 30, 2002, plus a capital fee for reimbursement of certain exploration and development investments. Under the terms of the service agreement executed with PDVSA, the total amount to be paid may not exceed approximately US$28 per barrel, variable according to a basket of oil market prices.

In relation to the Mata, Acema and La Concepción fields, also in Venezuela, the joint ventures awarded the areas will be paid a fee for the operation services rendered, which will cover the investments and production costs plus a gross profit. The fee has a fixed component related to contractual baseline production and a variable component related to the incremental production, that will cover investments and production costs plus a gross profit up to a maximum tied to a basket of international oil prices.

Assets exchange

In February 2001, the Company, through Pecom Energía, concluded an asset exchange, which had economic effects as from January 1, 2001. Under the exchange terms: (i) the Company incorporated interest in the Santa Cruz I (30%) and Santa Cruz II (62.2%) joint ventures; (ii) in contrast, the Company conveyed its 50% interest in the Manantiales Behr and Restinga Alí areas, together with the 40.5% holding in Andina Corporation, holder of 50% of Empresa Petrolera Andina S.A. (Bolivia). Such transaction was approved by the Federal Anti – Trust Board in May 2001, and as of September 30, 2001 generated an income of 252.

Acquisition of the interest in Block 18

In June 2001, the Company, through Pecom Energía, acquired 100% interest in Ecuadortlc S.A., the company which owns 70% of Block 18. Such block is an exploration area located in the northeast of Ecuador, which has a significant light crude oil potential. Currently, the block is in the exploration stage, which ends August 2002. The initial concession period for Block 18 will last twenty years as from the approval of the Development Plan by Ecuador ’ s Energy and Mining Department. The price of the stock has been temporarily set at US$ 52 million and will be adjusted according to the royalty percentage to be established by Petroecuador for future exploitation of the area.

Association agreement in San Carlos and Tinaco

In October 2002, the Company signed an association agreement with Teikoku Oil Co., Ltd., whereby it transferred 50% of its rights and obligations to exploit gas in exploratory areas in San Carlos and Tinaco, located in the State of Cojedes, Venezuela.

The participation assignment agreement, which is subject to the respective authorization by the Ministry of Energy and Mining of Venezuela, provides the initial cash payment of US$ 1 million and a subsequent disbursement of US$ 2 million, which shall finance the plan of exploratory investments of the Tinaco area, as regards geological studies, 2D seismic and evaluations and interpretation thereof. The joint business member companies agreed to start the 2D seismic exploration work of 200 km. in the Tinaco area by the end of 2002. Also, if the development of those areas is agreed, Pecom Energía will receive an additional payment of US$ 3 million.

Considering exploration investments formerly made, as of September 30, 2002, the Company recognized a loss of 38.

Sale of the Pampa del Castillo – La Guitarra

In October 2001 the Company sold the operating rights over the Pampa del Castillo – La Guitarra field. For such transaction the Company recorded a loss of 66 as of September 30, 2001, considering the net realizable value which was fixed in 228. In addition, such net assets were disclosed in the "Other current assets" account.

Investment commitments

Perez Companc operates oil and gas areas under several contractual arrangements that provide for minimum investment commitments for exploration and development of oil and gas fields. Total commitments as of September 30, 2002, are approximately US$ 23 million through 2005.

4. Credit risk

Perez Companc provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electric power generation companies, retail customers, natural gas distributors, electric power large users and power distribution companies, among others.

As a result of the business of Perez Companc and sale locations, the portfolio of receivables is well diversified, and such diversification makes the credit risk moderate. Thus, Perez Companc constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

Sales for the period ended September 30, 2002, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del Perú S.A., Repsol – YPF Trading y Transporte S.A. and Petrobras, and represented about 16%, 8%, 6% and 6%, respectively, of sales for such period, before computing any gain (loss) from hedging transactions.

Sales for the period ended September 30, 2001, were made mainly to Petróleos de Venezuela S.A., Repsol – YPF Trading y Transporte S.A., Petroperú Petróleos del Perú S.A. and EG3 S.A., and represented about 13%, 6%, 6% and 3%, respectively, of sales for such period, before computing any gain (loss) from hedging transactions.

5. Inventories

6. Investments, equity in earnings of affiliates and dividends collected from affiliates

The breakdown of current and noncurrent investments, the equity in earnings of affiliates and dividends collected from affiliates as of September 30, 2002 and 2001, and for the periods then ended, are as follows:

  Investments

  Equity in operating earnings of affiliates

  Equity in non – operating earnings of affiliates

  Dividends collected from affiliates

  Interests in unconsolidated affiliates with transfer restrictions:

  Distrilec Inversora S.A. ("Distrilec"):

  Distrilec is able to change its equity interest and sell its shares of Edesur S.A. ("Edesur") only with the approval of the ENRE (Federal Power Regulation Authority).

  Cía. de Inversiones de Energía S.A. ("CIESA"):

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. ("TGS"), may not sell over 51% of its Class A shares without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

  Compañía Inversora en Transmisión Eléctrica S.A. ("Citelec"):

  In its capacity as a shareholder of Citelec (through Pecom Energía), the Company may not modify or sell its equity interest in the aforesaid company in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.

  Citelec is not permitted to modify its 65% equity interest in Compañía de Transporte de Energía en Alta Tensión Transener S.A. ("Transener") nor sell its Class "A" shares representing 51% of Transener ’ s capital stock, without prior approval by the ENRE.

  Transener may not modify or sell its shareholding in Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A., without prior approval by the ENRE.

  Yacylec S.A. ("Yacylec"):

Yacylec ´ s shareholders may only sell fully or partially their Class B shares, after the first secured transaction terminates on such shares given in collateral for loans taken by Yacylec from the International Finance Corporation of US$ 7 million and from Banco Exterior de España S.A. and Banco de Crédito Italiano of US$ 4 million each of them, in any case with prior authorization of the ENRE.

II. Enecor S.A.

Enecor S.A. ’ s shareholders are precluded from changing or selling the majority shareholding (Class "A" shares) until June 2003. During such period, only the Class "B" shares may be sold, in part or in full. Any share transfer requires prior approval by the ENRE.

III. Interest in Oleoducto de Crudos Pesados Ltd. ("OCP") in Ecuador

Through its subsidiary Perez Companc International S.A., Perez Companc became shareholder of OCP, a company organized to build and operate a heavy crude oil pipeline in Ecuador, holding a 15% interest. The pipeline will have a transportation capacity of 450,000 barrels per day.

The total cost of the oil pipeline is estimated at about US$ 1.1 billion, which will be financed by banks, including commercial loans and debt issuance at capital markets for an amount of US$ 900 million and capital contributions. To secure compliance of the capital contribution commitments, and in its capacity as shareholders, and with OCP ’ s financial obligations and Perez Companc Ecuador ’ s commercial obligations, the Company obtained letters of credit for a total amount of about US$ 200 million.

Regarding the future exploitation of Blocks 18 and 31, the Company, through Perez Companc Ecuador, has executed an agreement with OCP whereby it has obtained an oil transportation capacity of 80,000 bbl/d for a term of 15 years as from commencement of OCP operations. The Company, as well as the remaining producers, shall pay a "ship or pay" fee that will cover, among others, OCP ’ s operating costs and financial services.

To the date of these consolidated financial statements, commencement of operations at the pipeline has been delayed as compared to the original estimates due to the occurrence of a number of events beyond the company ’ s control. On the basis of the nature and periodic occurrence of such events, which include demonstrations by environmentalists and community groups, commencement of operations may be delayed again.

Notwithstanding the above, there is the possibility that at the beginning of the pipeline operations the Company ’ s oil production contributed by Blocks 18 and 31 may be below the transportation capacity hired due to delays in the development plan for Block 31 due to the overall reduction of the Company ’ s investment plan. Even in such case, the Company must comply with its obligation on the basis of the full volume of oil contracted.

Although risks conditioning the conclusion of the works at the pipeline and uncertainties about the development of production at Block 31 are sensitive, as of September 30, 2002, the Company has, on the basis of a prudent criterion, written off 64 representing contingent losses arising from the oil transportation contractual commitment. In a worst – case scenario, the maximum contingent loss would amount to 90.

  Assets exchange

The Regular Shareholders ’ Meeting held on April 3, 2002, approved an agreement with economic effects as from January 1, 2002, whereby:

  Pecom Energía sold to IRHE (Argentine Branch) and GENTISUR S.A. (a company wholly owned by IRHE) its 50% equity interest in Pecom Agra S.A. in the amount of US$ 30 million, which represented a gain of 80.

  IRHE (Argentine Branch) and GENTISUR S.A. transfered to Pecom Energía:

    0.75% interest in the Puesto Hernández joint venture in the amount of US$ 4.5 million;

    7.5% interest in Compañía Inversora en Transmisión Eléctrica Citelec, parent of Transener S.A., in the amount of US$ 15 million;

    9.187% interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Águila S.A. stock, in the amount of US$ 5.5 million.

The remaining balance, US$ 5 million, was settled through a document maturing in October 2002, which accrues interest at six – month LIBOR plus annual 3% spread.

  Sale of companies

  The agreements made in relation to the transfer of the controlling shares of Perez Companc S.A. granted Petrobas an option, whereby if, within a 30 – day term subsequent to the end of the purchase – sale of shares, Pecom Energía would not have sold the assets related to agricultural, forestry and mining activities, Petrobras would be entitled to, but not required to, make the seller acquire those assets in an amount of US$ 190 million or, if any of those assets has been sold, the amount resulting from deducting from such addition, the price received in consideration of the sale made. As the option is granted to the buyer, Pecom Energía shall sell the assets given to third parties or maintain them in its business portfolio, if the Company ’ s Management considers it appropriate.

  As of September 30, 2002, Pecom Energía sold the business related to agricultural and mining activities. In July 2002, Pecom Energía sold Anglogold its indirect ownership interest of 46.25% in Cerro Vanguardia S.A., and the assets associated therewith. The price of the transaction has been fixed at US$ 90 million. The transaction represented a profit of 123. In September 2002, Pecom Energía sold Argentina Farmland Investors LLC the ownership interest representing 100% of the capital stock of Pecom Agropecuaria S.A. The price of the transaction totaled US$ 53 million, which implied a profit of 27. The stock purchase – sale agreement requires carrying out certain administrative proceedings.

  Additionally, as of the issuance date of the financial statements, the Company is negotiating the sale of assets related to forestry activities. Considering the Company ’ s own assessments with respect to the probable realizable value of those assets in the current Argentine macroeconomic scenario, it was conservative to reduce the book value of those assets at the estimated realizable value. As a result, as of September 30, 2002, the Company booked a loss of 120. In line with the current sale process, net assets related to the forestry activity have been disclosed in the Other current assets account.

  Situation of the interests in CIESA, TGS, Transener, Citelec, and Enron de Inversiones de Energía S.C.A. ("Edidesca") in the light of the new economic framework

The new scenario after enactment of the Law on Public Emergency deeply changed the financial equation of public utility companies. Particularly, the tremendous effect of the devaluation, within a context where revenues remained fixed, as a consequence of de – dollarization of rates, has affected the financial and cash flow position of companies, as well as their ability to comply certain loan covenants. This situation has extremely conditioned the financial ability to comply with obligations. Therefore, Ciesa and Transener have declared their default and intend to restructure their debts.

The Law on Public Emergency imposed on public utility companies the obligation to renegotiate existing contracts with the Argentine Government without interrupting service provision.

The effect generated by the measures adopted by the Argentine Government on the financial statements of CIESA, TGS, Transener and Citelec were recognized according to the assessments and estimated conducted by the management of such companies. Actual future results may differ from the assessments and evaluation conducted by management, and the differences may be significant. Therefore, the financial statements of such companies might not report all adjustments that will arise from such situation.

As of September 30, 2002, CIESA, TGS, Transener and Citelec reported positive shareholders ’ equity after capitalizing not only exchange differences resulting from direct financing, in line with the method applied by the Company, but also by capitalizing other permitted exchange differences. For purposes of consolidating the criterion applied, prior to calculation of the related values under the equity method, the Company made the related adjustments.

On the basis of the above and capitalizing only the exchange differences related to direct financing, the interest in Ciesa would have represented a negative shareholders ’ equity of 183, calculated under the equity method. However and since the Company has not assumed commitments to making capital contributions of providing financial assistance to its affiliates, such shareholding was value at zero value, limiting the recognition of losses related to such book value. The Company will not book income (loss) so long as the related value, calculated under the equity method, results in a positive shareholders ’ equity again.

As of September 30, 2002, the valuation of investments in TGS and Citelec is 68 and 124 respectively, which do not include the adjustments that may arise from such adverse conditions.

Considering all the uncertainties affecting the business of such companies, as of September 30, 2002, the Company disclosed all the income (loss) arising from the direct and indirect interests in TGS, including such interest related to Ciesa and Edidesca, and in Citelec as non – operating, and did not segregate the related operating portion. Such criterion will be maintained so long as there are uncertainties regarding the future evolution of such business. In the nine – month period ended September 30, 2001, the operating income contributed by such interests totaled 218.

7. Pichi Picún Leufú Hydroelectric Complex ("the Complex")

The Company, through Pecom Energía, has a thirty – year concession for the generation of hydroelectric power in the Complex from August 1999.

To ensure completion of works within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25, to be taken out of a Unified Fund created by section 37 of Law No. 24,065. For the purpose of determining whether or not such amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market.

Such support price system will be applied over a ten – year term, which will be divided into two consecutive five – year periods, as from December 1999. In order to implement such system, an Annual Monomial Support Price (AMSP) was set in the amounts of $/Kwh 0.021 and $/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, every year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation advised by Compañía Administradora del Mercado Mayorista Eléctrico S.A. ("CAMMESA"), and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during such year will be determined.

Owing to the depressed selling prices set for the energy generated by the Complex, and the prices estimated for the remaining term of the initial five – year period, and considering that the above support price system entails a profitability reassurance to make the investment practicable, as of September 30, 2002, the Company accrued an income of 11, 3 of which was accrued in the nine – month period ended on said date.

The Company granted a bank guarantee in the amount of 25, to secure reimbursement of the amount received as described above, in the event that the concession granted to the Company has to be terminated for failure to comply with contractual duties.

8. Financing

The detail of debt as of September 30, 2002 and 2001, is as follows:

  Financial debt refinancing

The crisis of the Argentine sovereign debt, the worsened economic recession, the restrictions on payments of foreign financial obligations, and the political instability evidenced in Argentina in 2002, have severely restricted the Argentine companies ’ capacity to access bank loans and capital market. Under these circumstances, the Company had refinanced financial debts on short – term bases, due to the impossibility of obtaining medium – or long – term financing.

In order to: (i) realign principal payments with the cash flows provided by operating activities and determine a feasible schedule of debt maturities, and (ii) get additional time for the Argentine economic and political situation to stabilize, which may provide new opportunities to access the capital market, Pecom Energía outlined and completed a global refinancing plan of its financial debt during 2002.

On June 10, 2002, Pecom Energía made an offer to exchange four series of new corporate bonds for four series of existing notes, whose closing date was July 31, 2002. Based on the bids received by the holders of corporate bonds, on August 1, 2002, Pecom Energía issued Class F, G, H and I notes, with a face value of US$ 845.2 million. Additionally, and in line with the exchange offer conditions, Pecom Energía simultaneously paid US$ 70 million. As a result of the exchange offer, the remaining outstanding amounts of corporate bonds swapped have been reduced to reflect the amounts not exchanged.

Subsequently, on October 4, 2002, Pecom Energía refinanced its financial obligations for US$ 848.6 million by issuing Class J, K, L and M notes for US$ 599.4 million and other medium – term credit instruments for US$ 249.2 million, having simultaneously settled a debt of US$ 74 million.

Corporate bonds issued are as follows:

  Class J, for a face value of US$ 75.7 million, maturing in October 2003, accruing interest at three month LIBOR per annum, plus 3.75%.

  Class K, for a face value of US$ 286.3 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4%.

  Class L, for a face value of US$ 55.6 million, maturing in October 2003, accruing interest at three month LIBOR per annum, plus 4%.

  Class M, for a face value of US$ 181.8 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4.75%.

Credit instruments issued replace short – term letters of credit, which cover the compliance with certain financial obligations related to hedge agreements of crude oil prices and the investment in OCP, amounting to US$ 50 million and US$ 199.2 million, respectively. Long – term letters of credit issued under this credit facility fall due annually, which may be automatically extended to successive annual periods, with maturity dates in December 2005, at the latest, for letters of credit related to crude oil derivative agreements, and October 2007, for obligations related to OCP. In case those letters of credit are not renewed on their related maturity dates, they shall be disbursed, in which case they will constitute new loans granted to the Company.

  Pecom Enegía ’ s Global Programs of nonconvertible notes

a) U$S 2.5 billion program

The Regular Shareholders ’ Meeting held on April 8, 1998, approved the establishment of a global corporate bond program for up to a maximum principal amount outstanding at any time of US$ 1 billion or its equivalent in other currency. Later, the Regular and Special Shareholders ’ Meeting held on June 20, 2002, authorized the increase of the maximum program amount outstanding at any time during the effectiveness of the program up to US$ 2.5 billion or its equivalent in other currency.

The establishment of the Program was authorized by Certificate No. 202, dated May 4, 1998, and Certificate No. 290, dated July 3, 2002, of the CNV, which authorize the issuance of Notes during the term of five years from May 4, 1998, through May 4, 2003.

During its effective term, the program enables the issuance of notes with amortization terms not shorter than 7 days, with or without interest, at fixed or variable interest rate. Unless established in the issuance terms and conditions, the notes will not be secured or subordinated.

As of September 30, 2002, the following classes were outstanding under this program:

– Class B, for US$ 5 million, payable in a single installment in May 2006, at a 9% fixed annual rate.

– Class C, for US$ 220 million, with the last maturity in July 2005, which will be amortized in quarterly installments as from 2004. Class C shall accrue interest at LIBOR plus 2.50% for the first year, 2.75% for the second year, and 3% for the third and fourth years. As to this transaction, the Company arranged an interest rate swap, fixing the annual interest rate at 7.93%. Should the Argentine Government impose restrictions on transfers of US dollars, the Company is entitled to meet the payment obligations arising from this transaction by delivering oil or a combination of US dollars and oil, at the Company ’ s choice. In the event of payment being made in oil, the volume delivered to the holders of the securities shall be priced at the WTI spot price at the time; the guaranteed minimum price for such oil is 15 US$/bbl, and the volume shall not exceed 18.5 million barrels over the whole life of the agreement. Deutsche Bank AG London undertook, if such conditions were verified, to buy such oil while guaranteeing holders of the securities full repayment of the debt. In this connection, the Company executed a conditional call option that will trigger if and when the price of WTI drops below 15US$/bbl. As regards the Company ’ s exposure to the price of WTI, the effect of the above is economically and financially neutral.

– Class D, for US$ 157 million, refinanced in October 2002.

– Class E, for US$ 35 million, maturing on March 21, 2003, at a 6.75% fixed annual rate. Should the Argentine government impose restrictions on the convertibility or transfer of US dollars, the Company may settle its obligations by making its payment in pesos, calculated at the free exchange rate effective on the day prior to the maturity date.

– Class F, at a 7.875% annual rate, for a face value of US$ 64.4 million maturing in August 2005, subscribed by the holders of notes maturing in August 2002.

– Class G, at a 9% annual rate, for a face value of US$ 250 million maturing in January 2007, subscribed by the holders of Fourth Series notes maturing in January 2004.

– Class H, at a 9% annual rate, for a face value of US$ 181.5 maturing in May 2009, subscribed by the holders of Class B notes maturing in May 2006.

– Class I, at a 8.125% annual rate, for a face value of US$ 349.2 maturing in July 2010, subscribed by the holders of Sixth Series notes maturing in July 2007.

b) US$1.2 billion program

As of September 30, 2002, under the medium – term Global Program which date for the issuance of new notes expired in June 1998, the following classes of general unsecured notes were outstanding, ranking pari passu in right of payment with all other unsecured and unsubordinated obligations of Pecom Energía:

  Fourth Series, for US$ 22.8 million, at a 9% fixed annual rate, payable in a single installment in January 2004.

  Sixth Series, for US$ 32.6 million, payable in a single installment in July 2007, at a 8.125% fixed annual rate.

The proceeds from all issuances outstanding as of September 30, 2002, were used to refinance liabilities, increase working capital, for capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

The obligations arising out of issuances outstanding as of September 30, 2002 and 2001, are disclosed net of the issuance discounts to be accrued. The deferred cost for such issuances are included in Prepaid expenses and interests within "Other receivables" account.

III. Cross default covenants

Class F, G, H and I notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Pecom Energía ’ s shareholders ’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

Class J, K, L and M notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least the majority of the respective outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 15 million or 1% of Pecom Energía ’ s shareholders ’ equity upon those maturities.

Class C, D and E notes issued under the US$2.5 billion program, as well as certain loan agreements, include cross default covenants, whereby the Trustee or the creditor bank, as appropriate, shall declare all the amounts owed as due and payable, if any debt of the Company is not settled upon the maturity date, provided that those due and unpaid amounts exceed the amount of US$ 10 million or 1% of Pecom Energía ’ s shareholders ’ equity in relative terms, upon those maturities.

The remaining outstanding amount of the Fourth and Sixth Series and Class B notes does not include cross default covenants, as unanimously decided by the special meetings held by the noteholders of those series on July 10, 2002.

IV. Covenants

In relation to the issuance of Class J, K, L and M notes and medium – term credit instruments for US$ 249.2 million ("the refinanced financial debt"), while some portion of the debt remains unpaid, the Company shall be subject to the compliance with a series of restrictions and obligations, which include, among others, the following:

  Restrictions on liens: Pecom shall not create, except for limited number exceptions, any lien upon the whole or any part of its assets and its current or future income, including any right to earn income, unless it grants identical security interests to the refinanced financial debt.

  Restrictions on the payment of dividends: Pecom shall not distribute cash dividends prior to December 31, 2004. After this date, the aggregate amount paid shall not exceed 50% of the "excess cash" (cash provided by operating activities less aggregate capital expenditures allowed, up to the amount of actual capital expenditures, less financial debt repaid) for the immediately preceding fiscal year.

  Restrictions on capital expenditures: Pecom shall not make any capital expenditure, including the amount of debt incurred in relation thereto, in excess of US$ 165 million in 2002, US$ 425 million in 2003, US$ 450 million in 2004, US$ 425 million in 2005 and US$ 475 million in 2006 and 2007. These limits shall be increased by: (i) proceeds from the sale of capital assets, (ii) 50% of the excess cash for the prior fiscal year, (iii) contributed capital for capital increases, subordinated debt and project finance, and (iv) 50% of contributed capital for new debt issuance. Otherwise, the aggregate dividends paid shall decrease the limit of capital expenditures.

  Restrictions on the incurrence of financial debt: Pecom shall not incur any financial debt as long as, after the estimation thereof, the ratio of: (A) consolidated financial debt, and (B) consolidated EBITDA (defined as gross profit less administrative, selling and exploration expenses, plus depreciation and amortization, dividends and advisory services collected) exceeds 3.5. The referred restriction shall be not applicable to subordinated debt, resulting from the investment project finance and that incurred to settle the existing debt.

  Restrictions on the ratio of consolidated financial debt (excluding subordinated debt) and consolidated EBITDA: the ratio of both shall not be greater than 5.0 in 2002, 4.5 in 2003, 3.5 in 2004 and 3 as from 2005 through 2007. For interim periods, the restriction will be weighted considering the period of four consecutive quarters prior to the end of the quarter.

  Restrictions on the ratio of EBITDA to Interest: the ratio between both shall not be lower than 2.25 in 2002, 2.75 in 2003 and 3 as from 2004 through 2007. For interim periods, the restriction will be weighted considering a period of four consecutive quarters prior to the end of the quarter.

  Restrictions on the maturity date of the financial debt: at any time, the short – term financial debt shall not exceed an amount equal to US$ 650 million.

  Export obligation: the ratio of exports to total capital services (principal repayments, plus accrued interest) related to Series J and K shall be: (i) higher than 1.25 through September 30, 2003, and (ii) 1, for each quarter subsequent to September 30, 2003, and shall not be lower than 1.25 during two consecutive periods.

  Mandatory financial debt redemption: Within a term that shall not exceed 120 days as from fiscal year – end, the Company shall mandatorily redeem on a prorata basis a portion of the refinanced financial debt of up to 50% of the excess cash during such fiscal year. Likewise, proceeds from the sale of assets, excluding those that constitute the business purpose, not reinvested within 180 days, shall be used to prepay the refinanced financial debt.

  Financing of the Genelba Electric Power Generation Plant

  The investment was partially financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. The loans may be prepaid at any time at Pecom Energía ’ s option. As of September 30, 2002, the amounts outstanding from the financing of the plant were US$ 75 million, of which US$ 27 million is related to a contract which contains restrictive covenants, including restriction on selling or leasing more than 40% of the plant during the period in which the debt is outstanding.

  Loan from International Finance Corporation ("IFC") to Innova S.A. ("Innova")

In October 1999, Innova executed a long – term loan agreement for US$80 million comprising tranches A and B of US$20 million and US$60 million, respectively. Amortization of principal will be as from September 2002, in 16 and 12 semiannually installments for tranches A and B, respectively. The originally applicable interest rate is LIBOR plus 3.25%.

The loan was secured by a mortgage on certain real property owned by Innova. In addition, unless certain conditions indicated in the loan agreement occur, Pecom Energía guarantees its timely payment.

The IFC financing was completed by issuing preferred stock in the amount of US$5 million, fully paid – in during December 1999.

Certain covenants in the agreement prescribe restrictions in relation to dividends, investments in property, plant and equipment, restrictions upon the transfer, sale or rental of an important part of the assets, incurring long – term debt and providing mortgages. In addition, Pecom Energía directly or through its subsidiaries, is committed to retain a 51% participating interest in Innova ’ s common stock.

The funds provided by the IFC were used to construct styrene and polystyrene plants in the Brazilian State of Rio Grande do Sul.

VII. Payable for purchase of 10% interest of Distrilec

In June 1999, the Company, through its subsidiary Perez Companc International S.A., or PCI, acquired from Entergy a 10% interest in Distrilec for an amount of US$ 101 million. The related payment was documented through a promissory note issued by PCI and secured by Pecom Energía for the benefit of Entergy.  The note was later transferred to a financial trust located in Argentina through a securitized transaction, whereby bonds denominated in US dollars were issued and placed among Argentine investors.

Upon the promissory note maturity date, the Company and holders of trust certificates represented contrary interpretations with respect to the application to that debt of measures related to the translation into pesos (dedollarization) of payable obligations stated in foreign currencies issued under the Public Emergency and Foreign Exchange System Reform Law. At the request of the trustee, the Company started a mediation process to reach an agreement that documents the debt payment.

As of June 30, 2002, the Company valued the referred liability at approximately ARS 105 million. As of that date, the referred mediation process was pending and its final resolution was subject to the progress of the current negotiations. At that moment, there were no judgmental elements or evidence that indicate with a high likelihood degree the resolution of the matter at issue.

Under those negotiations, in October 2002, PCI, Pecom Energía and the trustee have agreed on a proposal whereby mutual obligations would allow to agree on a resolution of the issue among them. Under the terms and conditions thereof, the parties recognize an unpaid principal of US$ 101 million. Such principal shall be settled by delivering corporate bonds of Pecom Energía. Principal in the amount of US$ 10 million shall be settled in December 2002, while the principal balance will be repaid in June 2011, accruing LIBOR p.a., plus a spread of 100 basic points. The contractual terms of the proposal shall be effective and binding for the parties provided that certain conditions are met within a consecutive 40 – day term, which include the approval of its terms and conditions by the Board of Directors of Pecom Energía and PCI, and the Special Meeting of Beneficiaries of the Financial Trust.

Considering the new judgmental elements resulting from the mediation in progress and considering that they indicate a high likelihood degree of the final dispute resolution, as of September 30, 2002, the Company booked this debt as loan under the terms and conditions of the referred proposal, which represented a loss on the exchange difference of 288 in 2002 third quarter.

VIII. Dedollarized loans

As of September 30, 2002, the Company carried financial loans for an original principal of approximately USD 28 million, which, under Decree No. 214/02 and related rules issued under the Public Emergency and Foreign Exchange System Reform Law, and the application of the measures related to the translation into pesos of payable obligations denominated in US dollars and other foreign currencies, are denominated in pesos.

Consequently, upon the maturity dates of those loans, the Company intended to make the related payments of principal denominated in pesos, plus accrued interest. However, those payments have been rejected or accepted on account of the total claimed amount of the borrowers ’ obligation, based on the fact that those loan agreements are actually financial transactions excluded from the treatment provided by Decree No. 214/02. This criterion was dismissed by the Company.

As of the date of issuance of these financial statements, although there is an uncertainty as to the final resolution of the Company ’ s negotiations with the respective financial institutions, in the opinion of the Company ’ s Management and its legal counsels, it has firm grounds, based on a fair interpretation of applicable regulations, to support the total settlement effect of payments made, and the decision of the issue raised would not have a significant impact on the Company ’ s financial statements.

IX. Long – term debt detail and financial income (expense)

Considering the financial effects of the exchange offer, liabilities from long – term debt as of September 30, 2002, are made up as follows:

Type	Amount	Currency	Annual interest rate
Financial institutions	14	$	Floating in Argentine peso
	83	US$	Libor+0.125
	52	US$	Libor+0.75
	86	US$	Libor+2.00
Payable for purchase of 10% interest in Distrilec S.A.	341	US$	Libor+1.00
Investment agreement with IFC	230	US$	Libor+3.25
	7	US$	Libor+2.65
Notes			
Serie Fourth	86	US$	9.00
Class C	825	US$	Libor+2.50/3.00
Class F	242	US$	7.875
Class B	19	US$	9.00
Serie Sixth	122	US$	8.125
Class G	938	US$	9.00
Class H	681	US$	9.00
Class I	1,310	US$	8.125
Class J	284	US$	Libor+3.75
Class K	1,073	US$	Libor+4.00
Class L	209	US$	Libor+4.00
Class M	682	US$	Libor+4.75
Other	6		
	7,290

After the exchange offer, the maturities of long – term debt as of September 30, 2002, and 2001, are as follows:

Financial income (expense) and holding gains (losses) which includes the financial cost of debt, are as follows:

9. Contingencies and environmental matters

  Pecom Energía Stamp Tax Contingency

  During 1998, Pecom Energía received inquiries from the Provincial Tax Bureaus of the Provinces of Neuquén, Santa Cruz and Chubut with the purpose of imposing stamp tax on instruments which, under effective legislation, are not subject to such tax. These actions are the consequence of a decision of the Supreme Court of the Province of Neuquén dated October 2, 1996 (in the case SOLBA vs. the Province of Neuquén) to the effect that an agreement that could be inferred from correspondence exchanged between the parties that did not meet the taxability requirements provided in the related Tax Code was, however, indeed subject to stamp tax. The Federal Supreme Court rejected the case on the basis of Section 280 of the Code of Procedures (considering there was no Federal issue involved or that the issue did not merit its attention). However, in March and April 2001, the Federal Supreme Court changed its view and accepted its jurisdiction to hear the declaratory judgement filed by TGS, whereby TGS expects the requests made by the Province of Santa Cruz and Río Negro to apply stamp tax on the agreements reached by mail and other acts related to the privatization process, to be considered illegitimate and contrary to the Argentine Constitution.

  The Company ’ s management fully agrees with the unanimous rejection of these misguided rulings expressed by authoritative legal sources and will disallow the notices it has received on the basis of its belief that it was not subject to stamp tax. However, the Company will take every step necessary to avoid payment under these claims by the Provincial Tax Bureaus to eliminate this contingency.

  The Company availed itself of the benefits under Decree No. 786/1998 of the Province of Neuquén, and paid the tax obligations owed to tax authorities of such province at a reduced tax rate, no fines or interest being paid, thereby committing itself to the payment of stamp tax in relation to similar transactions in the future. The Company expects to reach similar agreements with the other provinces and therefore, the Provincial Tax Bureaus claims would not have any significant effects on the Company ´ s financial position and the results of its operations.

  Environmental matters

  The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. Perez Companc ´ s management believes that its current operations are in material compliance with applicable environmental requirements, as these are currently interpreted and enforced, including sanitation commitments assumed. Perez Companc and its subsidiaries have not incurred any material pollution liabilities as a result of their operations to date. Perez Companc undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on such new projects have not had material adverse impact on Perez Companc ’ s business. There are no significant lawsuits or administrative proceedings against the Company related to environmental issues.

  The Company ’ s management has produced policies, objectives and procedures relating to environmental care and control. Through its policies, the Company assumed the commitment to ensure product and service quality preserving the environment in which it operates, the safety and health of its personnel, contractor, and neighboring communities. Management believes that this policy is an integral part of its business and, therefore, it forms the framework within which each business area sets its annual objectives in this regard. This policy ratifies the commitment to meeting the applicable laws and implementing environmental management, quality, security, and occupational health systems.

  The Company has been a pioneer in environmental practices certification (ISO 14001) both in Argentina and in the oil industry worldwide. As from 1993, the Company was granted over 60 certifications in the following areas: Environment (ISO 14001), Quality (ISO 9001), and Safety & Occupational Health (IRAM 3800/OHSAS 18001).

  TGS stamp tax

  TGS has received inquiries from the Provincial Tax Bureaus of the Provinces of Neuquén, Río Negro, Santa Cruz and La Pampa, for an approximate amount of 807 (including interests and penalties) as of March 31, 2002, with the purpose of collecting stamp tax that, according to tax authorities would be applicable to the Share – Transfer Agreement executed in the privatization of Gas del Estado (GdE) and the transportation services offers from TGS to its customers.

  TGS filed declarative actions with the Federal Supreme Court, seeking that such court issue its opinion about the legitimacy of provincial claims and requiring that provinces be ordered to refrain from conducting any actions intended to collect the tax claimed until the Federal Supreme Court decides on the merits of the case. The Federal Supreme Court granted the precautionary measures requested by TGS in connection with the requierements made by the provinces of Neuquén, Río Negro and Santa Cruz.

  TGS ’ s management considers that agreements predating takeover date were not subject to provincial stamp tax as the parties to the agreement were stamp tax exempt. Furthermore, TGS ’ s management believes that even if the agreements executed before takeover date had been subject to stamp tax, under the terms of the Transfer Agreement such tax should be borne by GdE or the Argentine government. As regards the remaining assessments, TGS ’ s management is of the opinion that offers to render transportation services are not subject to the tax in question. TGS believes that, should it be determined that such offers are taxable, this should be considered a change in interpretation of tax law and, its impact should be reflected in the tariff according to regulations on the subject. Ente Nacional Regulador del Gas (ENARGAS, the federal gas regulatory agency) believes that the claims for stamp tax lack merit because it considers the tax unlawful.

  TGS rate adjustment

  As per the terms and conditions of the Concession Agreement, TGS may increase on a half – year basis the rates in accordance with the changes in the US Product Price Index (PPI). In January 2000, ENARGAS, TGS and other gas transportation and distribution companies agreed to defer the PPI adjustment related to the first half of 2000. Decree No. 669 was issued in August 2000, providing that: (i) the adjustment related to the first half of 2000 could be billed retroactively; and (ii) any PPI future adjustment should be deferred to July 2002. Decree No. 669 allowed TGS to bill the latter adjustment to its customers as from July 2002. Such decree also enabled TGS to bill its customers a compensatory interest for the deferral in the transfer of PPI adjustments. Consistently with it and based on the rights to which it was entitled, TGS booked the related increases.

  However, the de – dollarization and the elimination of indexing provisions from utility rates under Law on Public Emergency and Exchange System Reform and subsequent agreement renegotiation, the recoverability of credits was affected. Such credits resulted from the deferral of rate adjustments billings owing to variances in PPI.

  Due to the current economic events and with the effect on financial statements as of December 31, 2001, the board of directors of TGS decided to reverse income accrued in 2001 and 2000 due to application of the PPI, which represented a loss net of taxes of 78.

  The new accounting method adopted does not entail TGS surrendering the rights and remedies expressly afforded to it by the Regulatory Framework. The above rights shall be upheld and exercised in all administrative or court proceedings to which TGS will resort to such end, even within the renegotiation process mentioned in Law 25,561.

  Executed agreements and warranties given

  As of September 30, 2002, guarantees and collaterals, which are not disclosed in other notes, amounts to 67.

  Likewise, as of December 31, 2001, the Company had executed agreements with vendors amounting to US$ 1.3 billion through the year 2018 and with customers in the amount of US$ 1.25 billion through 2019. In addition, as of such date the Company had executed agreements with TGS related to firm transportation of 13.5 billion cubic meters of gas through 2014.

  Reserves for contingencies

The movements of reserves for contingencies were as follows:

10. Contribution, benefit pension and stock option plans of Pecom Energía

a) Contribution and benefit pension plans

  Defined contribution plan:

Pecom Energía sponsors a defined contribution plan that applies to all employees of Pecom Energía with salaries above a specified level. Through this plan, Pecom Energía matches contributions by employees which are in excess of legally required amounts. Such contributions are charged to expenses in the year they are paid. As from January 2002, Pecom Energía has suspended, at the moment, this benefit due to the uncertainties posed by the Argentine economic conditions, as detailed in Note 15. Such benefit will be reestablished as soon as there is a social security savings means considered adequate to such end.

  Defined benefit pension plan:

All employees of Pecom Energía, that take part without interruption in the defined contribution plan, that have joined Pecom Energía prior to May 31, 1995, and that qualify subject to certain years of service, are participants in this plan. The employee benefit is based on the last computable salary and years of service of the employee.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee from the three plans equals the one stipulated in the plan. Once retired, the employees are entitled to a fixed monthly payment.

The plan calls for a contribution to a fund exclusively by Pecom Energía and without any contribution by the employees. Assets of the fund were contributed to a trust and they are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. As of September 30, 2002, the fund amounted to about 130. The Company charges to expenses its contribution to the funds.

According to its By – laws, Pecom Energía contributes to the fund through a contribution proposed to the Pecom Energía Shareholders ’ meeting by the Board of Directors and can increase up to a maximum of 1.5% of the net income for the year. During the periods ended September 30, 2002 and 2001, the Board of Directors did not make use of this power. Pecom Energía charges to expenses its contributions to the fund.

Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, the Company will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

The Company expects to accept the potential payment in advance to the beneficiaries of this plan, if they elect that choice. No material accounting effects for the Company are expected as a result of choosing the referred option.

b) Stock option plan

The Board of Directors of Pecom Energía approved the application of a long – term incentive Program for the purpose of aligning the interests of officers and shareholders.

As part of this program, the Board of Directors of Pecom Energía approved the Plans for year 2001 ("2001 Plan") and for year 2000 ("2000 Plan"), focused on senior officers of Pecom Energía.

Both plans consist in granting the right to exercise certain options to receive Perez Companc shares or the cash equivalent at market, as described below:

2001 Plan

  5,364,125 options to receive the value arising from the positive difference between the average listed price of Perez Companc shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for such number of shares ("appreciation rights").

Regarding these options, 1,609,237 options may be exercised as from March 5, 2002, 1,609,238 options may be exercised as from March 5, 2003, and 2,145,650 options as from March 5, 2004.

  596,014 options to receive the same number of shares at no cost for the beneficiary. These options may be exercised as from March 5, 2005 ("full value").

Beneficiaries of this plan will be entitled to exercise their rights until March 5, 2007, from the dates mentioned above.

2000 Plan

  3,171,137 options to receive the value arising from the positive difference between the average listed price of Perez Companc shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares ("appreciation rights").

  Regarding these options, 951,341 options may be exercised as from May 29, 2001, 951,341 options may be exercised as from May 29, 2002, and 1,268,455 options as from May 29, 2003.

  352,347 options to receive the same number of shares at no cost for the beneficiary. These options may be exercised as from May 29, 2004 ("full value").

Beneficiaries of this plan will be entitled to exercise their rights until May 29, 2006, from the dates mentioned above.

The cost of such benefit is allocated on proportional basis to each year within the exercise periods and adjusted in accordance with the listed price of the share. A total amount of 4 was charged to expenses in the nine – month period ended September 30, 2002.

11. Capital stock and restrictions on unappropriated retained earnings

As of September 30, 2002, the Company ’ s capital stock totaled 2,132 fully subscribed, issued, paid – in and registered.

Changes in capital stock in the last three fiscal years:

	December, 31
	2001	2000	1999

Common stock – face value $	1	1	1

Class A: 5 votes per share	628	628	628
Class B: 1 vote per share	1,504	1,504	–
	2,132	2,132	628

On January 25, 2000, the Company completed the exchange offer of its new Class B shares for shares of Pecom Energía common stock, thereby increasing its interest in Pecom Energía to 98.21% from 28.92%.

For each Pecom Energía share contributed, 2.7854 Perez Companc new Class B shares were issued. Then, the Company received 540,029,435 Pecom Energía shares (41,741 Class A and 539,987,694 Class B) in exchange for 1,504,197,988 new Class B shares of the Company issued for a face value of 1,504 recognizing an additional paid – in capital of 264. Such exchange ratio assures an interest in the capital stock of the Company equivalent to the interest in the capital stock of Pecom Energía before performing such contribution.

Perez Companc Class B shares are entitled to one vote per share. Until December 31, 2009, each of these Class B shares will be entitled to a premium dividend equal to 150% of any dividend paid on each of Perez Companc Class A shares. The Class A shares will automatically convert into class B shares if transferred to third parties, unrelated to the current shareholders.

Class B shares were authorized for public offering in Argentina and in the United States of America by the CNV and the SEC, respectively. Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

According to Law No. 19,550 and its amendments, 5% of net income for the year must be appropriated to the legal reserve until such reserve reaches 20% of capital stock.

Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year – end immediately prior to the respective payment or distribution date, will be subject to thirty – five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

12. Other receivables, other liabilities, other operating income, net, and other income, net.

(1) In December 2001, the Company, through its subsidiaries Perez Companc de Venezuela S.A. and Corod Producción S.A., assigned to an international lending institution a part of the capital fees (related to investments made by such companies) to be collected from PDVSA, as provided by the Oritupano Leona Consortium Service Agreement (see Note 3), in the amount of US$ 120 million. Capital fees assigned are settled by PDVSA in twelve quarterly, equal, and consecutive installments starting February 2002. This transaction was made, net of the discount made at LIBOR plus 2.75%. In order to guarantee the lending institution that PDVSA will meet the obligations under this agreement, the Company assigned an additional part of the capital fees to be collected from PDVSA in the amount of US$ 10 million. Should PDVSA not settle any amount payable on this account by the due – date, exclusively in the event that such noncompliance stems from any commercial challenge or claim that such company may have with respect to billings for investments made, the Company may choose to assign the lending institution additional capital fees in an amount equivalent to that challenged, or else it may settle the payable in cash. This assignment does not release Consortium members from the obligations under the previously mentioned service agreement.

13. Balances and transactions with related companies

The outstanding balances as of September 30, 2002 and 2001, from transactions with related companies are as follows:

The Company has purchase and sale transactions with its affiliates. All the transactions with affiliates are made in the ordinary course of business and on market terms. The principal transactions with affiliates for the periods ended September 30, 2002 and 2001, were as follows:

14. Business segment and geographic consolidated information

Perez Companc determined its operating segments based on differences in the nature of their operations. The composition of segments and measure of segment results are consistent with that used by Perez Companc ’ s management in making strategic decisions.

Perez Companc ’ s business is mainly concentrated in the energy sector, especially through its activities in oil and gas exploration and production, hydrocarbons marketing and transportation, refining, petrochemicals and electricity.

The Oil and Gas Exploration and Production segment is the core of Perez Companc ´ s business. It is composed of Pecom Energía ’ s directly held oil and gas operations and the operations of some of its subsidiaries and affiliates.

The Refining segment includes Pecom Energía ’ s operations in Refinería San Lorenzo, and its interests in Refinería del Norte S.A. and Empresa Boliviana de Refinación S.A.

The Petrochemical segment includes Pecom Energía ’ s operations in PASA, and its interests in Innova S.A. and Petroquímica Cuyo S.A.

The Hydrocarbons Marketing and Transportation segment includes Pecom Energía ´ s operations of hydrocarbons trading and liquids processing and its interest in Transportadora de Gas del Sur S.A., Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

The Electricity segment includes Pecom Energía ´ s operations in the Genelba plant and Pichi Picún Leufú Hydroelectric Complex, and its interest in Conuar S.A. and FAE S.A. (See Note 17), Edesur S.A. (through Distrilec Inversora S.A.), Transener S.A. (through Citelec S.A.), Enecor S.A., Yacylec S.A. and Hidroneuquén S.A.

Perez Companc ’ s operations also cover mining, agriculture, cattle raising and forestry, which have been grouped under "Other investments" (See Note 6.V). Assets and operating income which could not be identified with any business segment, discontinued operations and inter – segments eliminations were grouped under "Corporate, Other Discontinued Investments and Eliminations".

The applicable valuation methods to report business segment information are those described in Note 2 to these financial statements. The transfer prices of inter – segment transactions are the respective market prices. Perez Companc assesses the performance of its business segments by taking operating income as a reference. The following items have not been included in operating income: financial income (expense) and holding gains (losses), equity in non – operating earnings of affiliates, other income net, income tax and minority interests in subsidiaries.

The following information shows total assets and operating income for each of the business segments identified by Perez Companc ’ s management:

The following information shows long – lived assets, total assets, net sales and operating income by geographic area.

15. Recent economic events

Since early December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade. The obligation was established to deposit with Argentine banks foreign currency arising from exports, as long as no prior exemption mechanisms were in place. In this regard, Executive Decree No. 1,589/89 establishes that producers with free availability of crude oil, natural gas and/or liquefied gases under the terms of Law No. 17,319 and supplementary executive orders, and produces who agree so in the future, shall have the free availability of the percentage of funds established by the bids and/or renegotiations, or provided in the respective agreements, in which case they shall not be required to pay and settle the funds related to that percentage. In all cases, the freely available maximum percentage of funds shall not exceed 70% of each transaction.

Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Other regulations were issued which main aspects as of the approval date of these financial statements are summarized below:

  amendment of the charter of the Central Bank of Argentina ("BCRA"), authorizing it the issuance of money in excess of the foreign currency reserves, the granting of short – term loans to the federal government and to provide financial assistance to financial institutions with liquidity or solvency problems;

  establishment of an "official" exchange system, mainly for exports, certain imports, and bank loans, and a "freely floating" exchange market for the rest of the transactions. The "official" exchange rate was fixed at Ps. 1.40 to US$ 1, and the "freely floating" exchange rate as of the close of business of the first day the exchange market reopened, ranged from Ps. 1.60 to Ps. 1.70 to US$ 1 (selling rate). In order to maintain the Argentine peso exchange rate, on several occasions the BCRA became involved through the sale of reserves in US dollars. On February 3, 2002, the Federal Executive announced the elimination of the double – tier exchange rate system and replacement of the latter with a floating exchange rate for all the transactions. As of September 30, 2002, the exchange rate was USD1 = ARS 3.75 de – dollarization of US dollar – denominated deposits with Argentine financial institutions at the Ps 1.40 – to – US$ 1 exchange rate, and of all US dollar – denominated obligations assumed in Argentina as of January 6, 2002, at the Ps 1 – to – US$ 1. Deposits and certain loans switched into pesos will be subsequently adjusted by a "benchmark stabilization coefficient" to be published by the BCRA and which will be applied as from February 3, 2002, plus a minimum interest rate for deposits with the financial system and a maximum interest rate for loans granted by such system, both rates set by the BCRA;

  there are certain restrictions to the availability of certain checking and saving accounts mantained with Argentina financial institutions;

  issuance of bonds by the Argentine Government, denominated in Argentine pesos and US dollars to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

  de – dollarization of all private agreements entered into as of January 6, 2002, at the Ps 1 – to – US$ 1 exchange rate, and subsequent adjustment thereof by the benchmark stabilization coefficient under the same conditions indicated in (c) above; if the services turned expensive and the parties failed to reach an agreement, Justice may be requested to establish a fair value. The obligations generated after such law will not be applied any adjustment provisions;

  the de – dollarization of utility rates and elimination of indexing clauses, being the rates established in pesos at the Ps. 1 = US$ 1 exchange rate. In addition, the Federal Excecutive is empowered to renegotiate contracts the object of which is rendering public utility services, with due consideration to the following criteria: (i) the impact of rates on economic competitiveness and distribution of income, (ii) service quality and investment plans, when such are parameters stipulated in the contract, (iii) the interest of users and their access to services, (iv) the safety of systems involved, and (v) the profitability of utility companies.

  In addition, Decree No. 293 of February 12, 2002, created a Public Services and Works Agreements Renegotiation Commission, and Decree No. 370 of February 22, 2002, appointed the members thereof, which included a representative of consumers. This Commission will advise and assist the Ministry of Economy which will in turn prepare a renegotiation proposal or a termination recommendation to be submitted to the Federal Executive;

  prior BCRA authorization to make transfers abroad on account of financial loan services except those granted by international organizations or governmental credit agencies, and dividend distributions, regardless of the payment method (such payments may be made with freely – available abroad funds). However, this requirement is not applicable to financing payments subsequent to February 11, 2002;

  implementation of taxes on oil & gas exports and certain oil by – products;

  the income – tax deduction of the exchange differences resulting from applying the new exchange rate on net position of assets and liabilities in foreign currency as of January 6, 2002, in the amount of 20% per annum over the five fiscal years ending after the Law ’ s effective date;

  Controlling Group

  Perez Companc S.A. is the parent company of Pecom Energía S.A., with the 98.21% ownership interest. On October 17, 2002, Petrobras Participacoes, S.L., a wholly – owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS ("Petrobras"), acquired 58.6% of Perez Companc ’ s capital stock from the Perez Companc Family and Fundación Perez Companc. Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad. Prior to that date, the Perez Companc Family, together with Fundación Perez Companc, had owned at least half of the share capital issued by Perez Companc.

  Subsequent events

Sale of shares in Combustibles Nucleares Argentinos S.A. (CONUAR)

In October 2002, the Company sold to Sudacia S.A., a company controlled by the Perez Companc Family, all its shares representative of the 66.67% ownership interest in CONUAR, including the 68% ownership interest in Fabricación de Aleaciones Especiales S.A. The price of the transaction amounts to US$ 8 million.

18. Other consolidated information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

  Property, plant and equipment.

  Costs of sales.

  Foreign currency assets and liabilities.

  Consolidated detail of expenses incurred and depreciation.

  Information about ownership in subsidiaries and affiliates.

  Oil and gas areas and participation in joint ventures.

  Combined joint ventures and consortia assets, liabilities and results.

  Property, plant and equipment as of September 30, 2002 and 2001

(Stated in millions of Argentine Pesos – See Note 1.c)

2002						
	Oil and Gas Exploration and Production	Refining	Petrochemical	Electricity	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Net book value at beginning of the year	5,830	191	643	743	259	188	7,854
Effect of traslation	2,178	-	252	-	-	-	2,430
Capitalization of exchange differences	-	-	3	11	-	-	14
Net increase (decrease)	327	3	18	(5)	(253)	(8)	82
Depreciation	598	10	72	43	5	24	752
Net book value at end of the period	7,737	184	844	706	1	156	9,628

	2001						
	Oil and Gas Exploration and Production	Refining	Petrochemical	Electricity	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Net book value at beginning of the year	4,539	181	688	779	257	170	6,614
Net increase (decrease)	1,493	(4)	15	7	4	33	1,548
Depreciation	385	11	51	35	7	15	504
Net book value at end of the period	5,647	166	652	751	254	188	7,658

b) Costs of sales for the nine – month periods ended September 30, 2002 and 2001

(Stated in millions of Argentine Pesos – See Note 1.c)

2002							
	Oil and Gas Exploration and Production	Refining	Petrochemical	Electricity	Hydrocarbons Marketing and Transportation	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Inventories at beginning	88	75	131	29	2	254	(20)	559
Effect of traslation	10	-	7	-	-	-	-	17
Costs (Section d)	1,167	29	114	112	3	42	1	1,468
Holding gain (loss)	15	(47)	(11)	13	-	11	10	(9)
Purchases, consumption and other	37	763	588	42	3	(63)	(679)	691
Assets for sale	-	-	-	(24)	-	(183)	-	(207)
Inventories at end	(106)	(119)	(196)	-	-	-	43	(378)
Costs of sales	1,211	701	633	172	8	61	(645)	2,141

	2001							
	Oil and Gas Exploration and Production	Refining	Petrochemical	Electricity	Hydrocarbons Marketing and Transportation	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Inventories at beginning	75	95	133	38	-	257	(15)	583
Costs (Section d)	847	35	106	93	29	46	-	1,156
Purchases, consumption and other	71	540	410	84	20	31	(434)	722
Inventories at end	(113)	(100)	(148)	(29)	(2)	(268)	18	(642)
Costs of sales	880	570	501	186	47	66	(431)	1,819

2002							
	Oil and Gas Exploration and Production	Refining	Petrochemical	Electricity	Hydrocarbons Marketing and Transportation	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Inventories at beginning	88	75	131	29	2	254	(20)	559
Effect of traslation	10	-	7	-	-	-	-	17
Costs (Section d)	1,167	29	114	112	3	42	1	1,468
Holding gain (loss)	15	(47)	(11)	13	-	11	10	(9)
Purchases, consumption and other	37	763	588	42	3	(63)	(679)	691
Assets for sale	-	-	-	(24)	-	(183)	-	(207)
Inventories at end	(106)	(119)	(196)	-	-	-	43	(378)
Costs of sales	1,211	701	633	172	8	61	(645)	2,141

	2001							
	Oil and Gas Exploration and Production	Refining	Petrochemical	Electricity	Hydrocarbons Marketing and Transportation	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Inventories at beginning	75	95	133	38	-	257	(15)	583
Costs (Section d)	847	35	106	93	29	46	-	1,156
Purchases, consumption and other	71	540	410	84	20	31	(434)	722

  Foreign currency assets and liabilities as of September 30, 2002 and 2001

  (Stated in millions of Argentine Pesos – See Note 1.c)

  Consolidated detail of expenses incurred and depreciation for the nine – month periods ended September 30, 2002 and 2001

(Stated in millions of Argentine Pesos – See Note 1.c)

Account	2001 Total	2002 Total	Costs	Administrative expenses and selling	Exploration expenses
Salaries and wages	221	172	56	111	5
Social security taxes	35	24	11	13	-
Other benefits to personnel	42	43	16	26	1
Taxes, charges and contributions	7	8	5	2	1
Fees and professional advisory	38	38	3	34	1
Depreciation of property, plant and equipment	504	752	703	49	-
Amortization of other assets	4	4	1	3	-
Oil and gas royalties	210	260	260	-	-
Spares and repairs	69	79	78	1	-
Geological and geophysical expenses	11	20	-	-	20
Transportation and freights	104	26	24	2	-
Construction contracts and other services	168	315	214	101	-
Fuel, gas, energy and other	33	30	29	1	-
Other operating costs and consumption	168	160	68	87	5
Allowances for doubful accounts	11	12	-	12	-
Recovery of expenses	(77)	(43)	-	(43)	-
Total 2002		1,900	1,468	399	33
Total 2001	1,548		1,156	372	20

e) Information about ownership in subsidiaries and affiliates as of September 30, 2002

f) Oil and gas areas and participation in joint ventures as of September 30, 2002

g) Combined joint ventures and consortia assets and liabilities as of September 30, 2002 and 2001 and results for the nine – months periods then ended

(Stated in millions of Argentine Pesos – See Note 1.c)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEREZ COMPANC S.A.

Date: 11/19/2002

By: _____________________ By:_____________________

Name: Jorge de la Rua Name: Daniel Eduardo Rennis

Title: Attorney Title: Attorney